Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Nanosphere, Inc.

at

$1.70 Net Per Share

by

Commodore Acquisition, Inc.,

a wholly-owned subsidiary of

Luminex Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN DAYLIGHT TIME, AT THE END OF JUNE 29, 2016, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Commodore Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Luminex Corporation, a Delaware corporation (“Luminex”), is offering to purchase all shares of common stock of Nanosphere, Inc., a Delaware corporation (“Nanosphere” or the “Company”), par value $0.01 per share (each a “Share”), that are issued and outstanding, at a price of $1.70 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 15, 2016, as amended by those certain First and Second Amendments to the Agreement and Plan of Merger dated as of May 22, 2016, and June 1, 2016, respectively, by and among Purchaser, Nanosphere and Luminex (as it may be further amended from time to time, the “Merger Agreement”), under which, as soon as practicable following consummation of the Offer and the satisfaction or waiver of certain conditions and without a stockholder vote to adopt the Merger Agreement or effect the Merger (as defined below) in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into Nanosphere (the “Merger”) and Nanosphere will be the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Luminex. As a result of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than each Share (i) owned by Luminex or Nanosphere or held by a wholly-owned subsidiary of Luminex (including Purchaser) or Nanosphere, which will be cancelled and cease to exist without any payment being made with respect to such Share or (ii) owned by Nanosphere stockholders who are entitled to and who properly exercise appraisal rights under Section 262 of the DGCL with respect to such Share) will be cancelled and converted into the right to receive an amount of cash per Share equal to the Offer Price, without interest thereon and less any applicable withholding taxes (the “Merger Consideration”), payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Nanosphere board of directors (the “Nanosphere Board”) unanimously (i) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (ii) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, the holders of the Shares, (iii) resolved that Nanosphere enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement, (iv) authorized that the Merger be effected pursuant to Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer, and (v) recommended to Nanosphere’s common stockholders that they accept the Offer and tender their Shares pursuant to the Offer.

The Offer is conditioned upon (i) the satisfaction of the Minimum Condition (as defined in this Offer to Purchase), (ii) no Company Material Adverse Effect (as defined in this Offer to Purchase) having occurred following the date of the Merger Agreement, and (iii) the satisfaction of other customary conditions as described in Section 13 — “Conditions to the Offer.” There is no financing condition to the Offer. A summary of the principal terms of the Offer appears on pages (i) through (x). You should read this entire document carefully before deciding whether to tender your Shares.

June 2, 2016

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser in the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer (or a facsimile thereof), which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase, in each case by the Expiration Time (as defined herein) or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the tender for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares to Purchaser pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to the Depositary by the expiration of the Offer, you may tender your Shares to Purchaser in the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery by book-entry transfer, is at the election and sole risk of the tendering stockholder.

***

Questions and requests for assistance may be directed to the Information Agent at the telephone number and address set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. Copies of these materials may also be found at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or the Merger or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, NY 10022

Nanosphere Security holders

Call Toll Free: (888) 750-5834

from the U.S. and Canada

Banks and Brokers Call Collect: (212) 750-5833

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Luminex and Purchaser (each as defined below) have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

Securities Sought	All shares of common stock of Nanosphere, Inc. (“Nanosphere” or the “Company”), par value $0.01 per share (each, a “Share”), that are issued and outstanding.

Price Offered Per Share	$1.70 net to the seller in cash, without interest thereon and subject to any required withholding taxes (the “Offer Price”).

Scheduled Expiration of the Offer	12:00 Midnight, Eastern Daylight Time, at the end of June 29th, 2016, unless the Offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	Commodore Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Luminex Corporation.

Merger	As soon as practicable following consummation of the Offer and the satisfaction or waiver of certain conditions and without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into Nanosphere and Nanosphere will be the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Luminex (the “Merger”).

Who is offering to purchase my Shares?

Commodore Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Luminex Corporation, a Delaware corporation (“Luminex”), is offering to purchase all issued and outstanding Shares. Purchaser was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Nanosphere with Nanosphere being the Surviving Corporation. See the “Introduction” and Section 9 — “Certain Information Concerning Purchaser and Luminex.”

Unless the context otherwise requires, the terms “we,” “us” or “our” refer to Purchaser and, unless the context otherwise requires, we use the term “Offer” to refer to the terms and conditions set forth in this Offer to Purchase and in the related Letter of Transmittal, together with any amendments or supplements thereto.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the shares of the common stock, par value $0.01 per share, of Nanosphere, that are issued and outstanding on the terms and subject to the conditions set forth in this Offer to Purchase. See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

(i)

Why are you making the Offer?

The Offer is the first step in our plan to acquire all of the issued and outstanding Shares as provided in the Agreement and Plan of Merger dated May 15, 2016, as amended by those certain First and Second Amendments to the Agreement and Plan of Merger dated as of May 22, 2016, and June 1, 2016, respectively, by and among Nanosphere, Luminex and us (as it may be further amended from time to time, the “Merger Agreement”). If the Offer is consummated, pursuant to the Merger Agreement, Luminex intends as soon as practicable thereafter, subject to the satisfaction or waiver of certain conditions, to cause us to effect the Merger (as defined below). Upon closing of the Merger, Nanosphere would cease to be a publicly traded company and would be a wholly-owned subsidiary of Luminex.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $1.70 per Share, net to the seller in cash, without interest thereon and subject to any required withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

What does the Nanosphere Board think of the Offer?

The Nanosphere Board unanimously (i) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (ii) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, the holders of the Shares, (iii) resolved that Nanosphere enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement, (iv) authorized that the Merger be effected pursuant to Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer, and (v) recommended to Nanosphere’s common stockholders that they accept the Offer and tender their Shares pursuant to the Offer.

See the “Introduction” and Section 10 — “Background of the Offer; Contacts with Nanosphere” and Section 11 — “Purpose of the Offer and Plans for Nanosphere; Merger Agreement and Other Agreements” below, and Nanosphere’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission in connection with the Offer, a copy of which (without certain exhibits) is being furnished to Nanosphere stockholders concurrently herewith.

Is there an agreement governing the Offer?

Yes. Nanosphere, Luminex and Purchaser have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent Merger of Purchaser with and into Nanosphere. If we consummate the Offer and the conditions to the Merger are satisfied or waived, we intend to effect the Merger without a stockholder vote to adopt the Merger Agreement and effect the Merger in accordance with Section 251(h) of the DGCL.

See Section 11 — “Purpose of the Offer and Plans for Nanosphere; Merger Agreement and Other Agreements” and Section 13 — “Conditions to the Offer.”

(ii)

Is the Offer conditioned on you obtaining financing?

No. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Luminex and Purchaser to consummate the Offer, purchase all issued and outstanding Shares and other equity-based interests of Nanosphere pursuant to the Offer and the Merger and fund the repayment of Nanosphere’s existing indebtedness is approximately $91.4 million, plus related fees and expenses. This figure reflects the conversion of all preferred stock of Nanosphere to common stock, and assumes that all “in-the-money” Nanosphere warrants will be exercised (except for the LSAF/SWK Lenders Warrants dated April 14, 2015 and December 22, 2015). We anticipate funding such cash requirements from Luminex’s available cash.

See Section 12 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	Luminex’s available cash on its consolidated balance sheet is sufficient to purchase all Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we intend to acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price).

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 Midnight, Eastern Daylight Time, at the end of June 29th, 2016, unless the Offer is extended or earlier terminated by Purchaser pursuant to the terms of the Merger Agreement (such time, as it may be so extended, the “Expiration Time”). If you cannot deliver everything required to make a valid tender to the Depositary (as defined below) prior to such time, you may be able to use a guaranteed delivery procedure that is described in Section 3 — “Procedures for Tendering Shares.” Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Time.

The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended. Specifically, we have agreed in the Merger Agreement that, subject to our right to terminate the Merger Agreement in accordance with its terms, we may, without Nanosphere’s consent: (i) extend the Offer on one or more occasions for a period of ten (10) business days, if on any then-scheduled Expiration Time any of the Offer Conditions shall not be satisfied or, in our reasonable discretion, waived, until such time as such condition or conditions are satisfied or waived, and (ii) extend the Offer for any period required by applicable law, any interpretation or position of the SEC, the staff thereof, or the NASDAQ Stock Market applicable to the Offer. However, without the Company’s written consent, we will not extend the Offer beyond the earlier of the October 31, 2016 (the “Outside Date”) and the termination of the Merger Agreement.

(iii)

If, as of any Offer Expiration Time, any Offer Condition is not satisfied and has not been waived by Purchaser in its sole discretion, then on not more than two (2) occasions at the request of the Company, we will extend the Offer for an additional period of ten (10) business days (or such longer or shorter period as the parties hereto may agree) to permit such Offer Condition(s) to be satisfied.

Except as described above, without Nanosphere’s prior written consent, we may not extend the Offer, and without our prior written consent, Nanosphere cannot require us to extend the Offer, in each case beyond the earlier of the Outside Date and the termination of the Merger Agreement. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, which is the depositary and paying agent for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 A.M., Eastern Daylight Time, on the next business day after the previously scheduled date of the Expiration Time.

See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver (to the extent permitted by applicable law) of the following conditions (each, an “Offer Condition”):

•	There shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that would represent at least a majority of Shares outstanding, excluding Shares that are owned as of the date of the commencement of the Offer by Nanosphere or any direct or indirect wholly-owned subsidiary of Nanosphere and excluding any Shares tendered by notice of guaranteed delivery but not actually delivered to the Depositary prior to the Expiration Time (the “Minimum Condition”).

•	At the time of expiration of the Offer or immediately prior to payment for Shares tendered pursuant to the Offer:

•	no order issued by a governmental authority, or any applicable law is in effect that would (1) make the Offer or the Merger illegal, (2) otherwise prevent the consummation of the Offer or closing of the Merger or (3) impose any limitations on the ownership or operation by Luminex (or any of its subsidiaries) of all or any portion of the businesses or assets of Luminex, Nanosphere or any of their respective subsidiaries, or to compel Luminex, Nanosphere or any of their respective subsidiaries to dispose of or hold separate any portion of the businesses or assets of Luminex, Nanosphere or any of their respective subsidiaries (the “No Order Condition”);

•	any applicable waiting period (and any extensions thereof) under the Hart-Scott-Rodino Act Antitrust Improvements Act of 1976 (the “HSR Act”) applicable to the transactions contemplated by the Merger Agreement has not expired or been terminated (the “HSR Condition”);

•	no proceeding has been commenced and is pending by any United States federal or state or foreign governmental authority of competent jurisdiction seeking an order that would have any of the effects referred to in the No Order Condition;

(iv)

•	no Company Material Adverse Effect (as defined in Section 11 — “Purpose of the Offer and Plans for Nanosphere; Merger Agreement and Other Agreements”) has occurred following the date of the Merger Agreement;

•	the representations and warranties made by Nanosphere in the Merger Agreement shall be accurate, subject to the materiality and other qualifications set forth in the Merger Agreement as more particularly described in Section 13 — “Conditions to the Offer” (the “Representations Condition”);

•	Nanosphere has not failed to perform in any material respect any obligation or comply in any material respect with any of its agreements and covenants under the Merger Agreement prior to such time (the “Covenants Condition”); and

•	Nanosphere has delivered to Luminex a certificate signed by a Nanosphere senior executive officer dated the date on which the Offer expires certifying that the Representations Condition and the Covenants Condition have been satisfied.

•	The Merger Agreement has not been terminated in accordance with its terms (the “No Termination Condition”).

The foregoing conditions are in addition to, and not a limitation of, the rights of Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms of the Merger Agreement.

As noted above, for purposes of the Merger Agreement, including the Minimum Condition, Shares subject to notices of guaranteed delivery will not be considered to be validly tendered in the Offer until such Shares are actually delivered to the Depositary.

Subject to the applicable rules and regulations of the SEC, we expressly reserve the right (but are not obligated), at any time and from time to time, in our sole discretion, to waive any Offer Condition or modify the terms of the Offer, except that, without Nanosphere’s prior written consent, we cannot (a) reduce the number of Shares subject to the Offer, (b) reduce the Offer Price, (c) modify or waive the Minimum Condition or the No Termination Condition, (d) add to the Offer Conditions or otherwise modify any Offer Condition in a manner adverse to the holders of Shares, (e) extend the Offer except as required or permitted by certain provisions of the Merger Agreement or (f) change the form of consideration payable in the Offer. In addition, without Nanosphere’s written consent, we may not extend the Offer, and without Luminex’s prior written consent, Nanosphere cannot require us to extend the Offer, in each case beyond the earlier of the Outside Date and the termination of the Merger Agreement. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

See Section 13 — “Conditions to the Offer.”

Have any Nanosphere stockholders entered into agreements with Luminex, Purchaser or their affiliates requiring them to tender their Shares?

Yes. Concurrently with the execution and delivery of the Merger Agreement, on May 15, 2016, Luminex entered into a Support Agreement with each of Nanosphere’s directors and officers (each, a “Support Agreement”) pursuant to which each such person agreed, among other things, to tender his or, her Shares pursuant to the Offer. Each such person also agreed to vote his or her Shares: (i) for adoption and approval of the Merger Agreement and the transactions and agreements contemplated thereby; (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement; and (iii) against any of the following actions (other than those actions that relate to the Offer, the Merger and any other transactions contemplated by the Merger

(v)

Agreement): (A) any merger, consolidation, business combination, sale of assets, or reorganization of the Company or any of its subsidiaries, (B) any sale, lease or transfer of any significant part of the assets of the Company or any of its subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its subsidiaries, (D) any material change in the capitalization of the Company or any of its subsidiaries, or the corporate structure of the Company or any of its subsidiaries, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Offer, the Merger or any other transaction expressly contemplated by the Merger Agreement.

The Support Agreement terminates upon the earliest of: (a) the termination of the Merger Agreement in accordance with its terms, and (b) the entry without the prior written consent of stockholder into any amendment or modification to the Merger Agreement or any waiver of any of the Company’s rights under the Merger Agreement, in each case, that results in (i) a decrease in the Offer Price or Merger Consideration (each as defined in the Merger Agreement on the date hereof) or (ii) a change in the form of consideration to be paid in the Offer or in the form of Merger Consideration.

As of the close of business on May 15, 2016, these stockholders collectively owned a number of Shares equal to approximately 3.8% of the issued and outstanding Shares and as of the close of business on June 1, 2016 collectively owned a number of Shares equal to approximately 1% of the issued and outstanding Shares due to the issuance of additional Shares.

See Section 11 — “Purpose of the Offer and Plans for Nanosphere; Merger Agreement and Other Agreements” for a description of the Support Agreements.

How do I tender my Shares?

If you wish to accept the Offer and:

•	you are a record holder (i.e., a stock certificate or book entry has been issued to or entered for you and registered in your name), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, and any other documents required by the Letter of Transmittal, to the Depositary. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Tendering Shares”;

•	you are a record holder, but your stock certificate or book entry is not available or you cannot deliver or transfer it to the Depositary before the Offer expires, you may be able to obtain three additional Nasdaq trading days to deliver or transfer your Shares by delivering the enclosed Notice of Guaranteed Delivery, properly completed and duly executed, to the Depositary before the Offer expires. See Section 3 — “Procedures for Tendering Shares” for more information; or

•	you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee (i.e., your Shares are held in “street name”), you should promptly contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

(vi)

If the Offer is completed, will Nanosphere continue as a public company?

No. As soon as practicable following consummation of the Offer and satisfaction or waiver of the conditions to the Merger and without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the DGCL, we expect to complete the Merger, after which the Surviving Corporation will be a wholly-owned subsidiary of Luminex and the Shares will no longer be publicly traded.

See Section 7 — “Certain Effects of the Offer and the Merger.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will have the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. If we purchase Shares in the Offer, we are obligated under the Merger Agreement, but subject to the satisfaction or waiver of the conditions therein, to cause the proposed Merger to occur.

See Section 7 — “Certain Effects of the Offer and the Merger.”

Will the Offer be followed by the Merger if all Shares are not tendered in the Offer?

If we consummate the Offer, and accordingly acquire that number of Shares that, excluding Shares then owned by Nanosphere or any direct or indirect wholly-owned subsidiary of Nanosphere and any Shares tendered in the Offer pursuant to guaranteed delivery procedures, equals one Share more than one half of all Shares then outstanding, then, in accordance with the terms of the Merger Agreement, but subject to the satisfaction or waiver of certain conditions and without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the DGCL, we will be merged with and into Nanosphere and Nanosphere will be the Surviving Corporation and a wholly-owned subsidiary of Luminex. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted without Nanosphere’s consent) to accept Shares for purchase in the Offer, and we will not effect the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, Nanosphere stockholders (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under (and subject to) the DGCL in connection with the Merger with respect to any Shares not tendered in the Offer and (iii) will, if they do not properly exercise appraisal rights under Delaware law, have the right to receive the same cash consideration for their Shares, without interest thereon and subject to any required withholding taxes, as was payable in the Offer (the “Merger Consideration”).

See Section 11 — “Purpose of the Offer and Plans for Nanosphere; Merger Agreement and Other Agreements.”

What was the market value of my Shares as of a recent date?

The Offer Price of $1.70 per Share represents a premium of approximately 118% to the closing price per Share on May 13, 2016 of $0.78, the last trading day prior to the public announcement of the Merger Agreement.

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, stockholders who do not tender their Shares in the Offer and continue to own their Shares at the time of the Merger and fulfill certain

(vii)

other requirements of the DGCL will be entitled to appraisal rights in connection with the Merger. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

See Section 15 — “Certain Legal Matters.”

What will happen to the options or the warrants to acquire Shares?

The Offer is being made for all outstanding Shares and not any outstanding options or any outstanding warrants to purchase Shares (the “Warrants”). Options and Warrants may not be tendered into the Offer. If you wish to tender Shares underlying options or Warrants, you must first exercise your options or Warrants (in each case, to the extent exercisable) in accordance with their terms in sufficient time to tender Shares received into the Offer.

Under the Merger Agreement:

•	At the Effective Time, each option to acquire shares of Company common stock (each, a “Company Stock Option”) that is outstanding immediately prior to the Effective Time and is then vested or exercisable or becomes vested as a result of the transactions contemplated by the Merger Agreement, shall be, by virtue of the Merger and without any action on the part of Luminex, Purchaser, the Company, the holder of that Company Stock Option or any other person, cancelled and converted into the right to receive from Luminex and the Surviving Corporation, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (i) the aggregate number of shares of Company common stock subject to such Company Stock Option, multiplied by (ii) the excess, if any, of the Merger Consideration over the per share exercise price under such Company Stock Option, less any Taxes required to be withheld; and

•	At the Effective Time, and in accordance with the terms of each Warrant that is issued and outstanding immediately prior to the Effective Time, unless otherwise elected by the holder of any such Warrant, Luminex will cause the Surviving Corporation to issue a replacement warrant to each holder thereof providing that such replacement warrant will be exercisable for an amount in cash, without interest, equal to the product of (i) the aggregate number of shares of Company common stock in respect of such Warrant multiplied by (ii) the excess, if any, of the Merger Consideration over the per share exercise price under such Warrant, less any Taxes required to be withheld. From and after the closing of the Merger, Luminex will cause the Surviving Corporation to comply with all of the terms and conditions set forth in each such replacement warrant, including the obligation to make the payments contemplated thereby upon exercise thereof.

See Section 11 — “Purpose of the Offer and Plans for Nanosphere; Merger Agreement and Other Agreements.”

What are the United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer or the Merger in light of your particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

(viii)

See Section 5 — “Certain United States Federal Income Tax Consequences of the Offer and the Merger” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You should call Innisfree M&A Incorporated, the Information Agent for the Offer, at (888) 750-5834 (toll-free) , or if you are a bank or brokerage firm, at (212) 750-5833 (collect). Please see the back cover of this Offer to Purchase.

(ix)

INTRODUCTION

To All Holders of Shares of Common Stock of Nanosphere, Inc.:

Commodore Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Luminex Corporation, a Delaware corporation (“Luminex”), is offering to purchase all shares of the common stock of Nanosphere, Inc., a Delaware corporation (“Nanosphere” or the “Company”), par value $0.01 per share (each, a “Share”), that are issued and outstanding, at a price of $1.70 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”).

If your Shares are registered in your name and you tender directly to the Depositary (as defined below), you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 5 of the Letter of Transmittal, transfer taxes on the purchase of your Shares by Purchaser. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee you should check with your broker, dealer, commercial bank, trust company or other nominee as to whether they charge any service fees or commissions. If you do not complete and sign an IRS Form W-9, or a Form W-8 BEN or other Form W-8, as applicable, you may be subject to backup withholding on the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability. See Section 5 — “Certain United States Federal Income Tax Consequences of the Offer and the Merger.” Purchaser will pay all charges and expenses of American Stock Transfer & Trust Company, LLC (the “Depositary”) and Innisfree M&A Incorporated (the “Information Agent”).

Consummation of the Offer is conditioned upon (i) there having been validly tendered in the Offer and not withdrawn on or before 12:00 Midnight, Eastern Daylight Time, at the end of June 29th, 2016 (such date, as it may be extended by Purchaser from time to time in accordance with the Merger Agreement, the “Expiration Time”), that number of Shares that would represent at least a majority of Shares then outstanding but excluding Shares that are owned as of the date of commencement of the Offer by Nanosphere or any direct or indirect wholly-owned subsidiary of Nanosphere (the “Minimum Condition”), (ii) no Company Material Adverse Effect (as defined in this Offer to Purchase) having occurred following the date of the Merger Agreement and (iii) the satisfaction of other customary conditions as described in Section 13 — “Conditions to the Offer.” Shares that are tendered pursuant to a Notice of Guaranteed Delivery (as defined below) will be deemed to not be validly tendered into the Offer for purposes of the Minimum Condition unless and until Shares underlying such notices of guaranteed delivery are delivered to the Depositary and prior to the Expiration Time. There is no financing condition to the Offer.

According to Nanosphere, as of the close of business on May 31, 2016, the authorized capital stock of the Company consists of: (i) one hundred fifty million (150,000,000) shares of Company common stock and (ii) ten million (10,000,000) shares of Company preferred stock. As of the close of business on May 31, 2016, there were (i) 44,908,909 issued and outstanding shares of Company common stock, (ii) issued and outstanding Warrants to purchase 11,950,141 shares of Company common stock, (iii) 6,925 shares of Company common stock reserved for future issuance upon exercise of certain company stock option plans; and (iv) no outstanding shares of preferred stock. Accordingly, based on the number of Shares outstanding as of the close of business on May 31, 2016, the Minimum Condition would be satisfied if at least 22,454,455 Shares are validly tendered in the Offer and not withdrawn. The number of Shares outstanding as of the Expiration Time could be increased by up to 6,925 Shares if some or all of the vested stock options outstanding as of the close of business on May 31, 2016 (none of which options has an exercise price lower than the Offer Price) are exercised prior to the Expiration Time or if some or all of the Warrants (of which Warrants for 9,428,531 Shares have an exercise price lower than the Offer Price) are exercised prior to the Expiration Time.

As of the date of this Offer to Purchase, we do not believe that antitrust filings and clearances are required in any jurisdiction. See Section 15 — “Certain Legal Matters” for other regulatory requirements.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated May 15, 2016, as amended by those certain First and Second Amendments to the Agreement and Plan of Merger dated as of May 22, 2016, and June 1, 2016, respectively, by and among Nanosphere, Luminex and Purchaser (as it may be further amended from time to time, the “Merger Agreement”), under which, as soon as practicable following consummation of the Offer and the satisfaction or waiver of certain conditions and without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”). Purchaser will be merged with and into Nanosphere (the “Merger”) and Nanosphere will be the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Luminex. At the effective time of the Merger (the “Effective Time”), and as a result of the Merger, Nanosphere will cease to be a publicly traded company and each Share outstanding immediately prior to the Effective Time (other than each Share (i) owned by Luminex or Nanosphere or held by a wholly-owned subsidiary of Luminex (including Purchaser) or Nanosphere, which will be cancelled and cease to exist without any payment being made with respect to such Share or (ii) owned by Nanosphere stockholders who are entitled to and who properly exercise appraisal rights under Section 262 of the DGCL with respect to such Share) will be cancelled and converted into the right to receive an amount of cash per Share equal to the Offer Price, without interest thereon and less any applicable withholding taxes (the “Merger Consideration”), payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. The Merger Agreement is more fully described in Section 11 — “Purpose of the Offer and Plans for Nanosphere; Merger Agreement and Other Agreements.” Section 5 — “Certain United States Federal Income Tax Consequences of the Offer and the Merger” describes the principal U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

The Offer is being made for all outstanding Shares and not for options or warrants to purchase Shares. Options or warrants may not be tendered into the Offer. If you wish to tender Shares underlying options or warrants, you must first exercise your options or warrants (in each case, to the extent exercisable) in accordance with their terms in sufficient time to tender Shares received into the Offer.

Under the Merger Agreement:

•	At the Effective Time, each option to acquire shares of Company common stock (each, a “Company Stock Option”) that is outstanding immediately prior to the Effective Time and is then vested or exercisable or becomes vested as a result of the transactions contemplated by the Merger Agreement, shall be, by virtue of the Merger and without any action on the part of Luminex, Purchaser, the Company, the holder of that Company Stock Option or any other person, cancelled and converted into the right to receive from Luminex and the Surviving Corporation, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (i) the aggregate number of shares of Company common stock subject to such Company Stock Option, multiplied by (ii) the excess, if any, of the Merger Consideration over the per share exercise price under such Company Stock Option, less any Taxes required to be withheld; and

•	At the Effective Time, and in accordance with the terms of each warrant to purchase shares of Company common stock (collectively, the “Warrants”) and that is issued and outstanding immediately prior to the Effective Time, unless otherwise elected by the holder of any such Warrant, Luminex shall cause the Surviving Corporation to issue a replacement warrant to each holder thereof providing that such replacement warrant shall be exercisable for an amount in cash, without interest, equal to the product of (i) the aggregate number of shares of Company common stock in respect of such Warrant multiplied by (ii) the excess, if any, of the Merger Consideration over the per share exercise price under such Warrant, less any Taxes required to be withheld. From and after the closing of the Merger, Luminex shall cause the Surviving Corporation to comply with all of the terms and conditions set forth in each such replacement warrant, including the obligation to make the payments contemplated thereby upon exercise thereof.

See Section 11 — “Purpose of the Offer and Plans for Nanosphere; Merger Agreement and Other Agreements.”

The Offer and withdrawal rights will expire at 12:00 Midnight, Eastern Daylight Time, at the end of June 29, 2016, unless the Offer is extended or earlier terminated in accordance with its terms. See Sections 1, 13, and 15 — “Terms of the Offer,” “Conditions to the Offer” and “Certain Legal Matters.”

The Nanosphere Board unanimously (i) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (ii) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, the holders of the Shares, (iii) resolved that Nanosphere enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement, (iv) authorized that the Merger be effected pursuant to Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer, and (v) recommended to Nanosphere’s common stockholders that they accept the Offer and tender their Shares pursuant to the Offer.

A more complete description of the Nanosphere Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which (without certain exhibits) will be furnished to stockholders concurrently with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-heading “Background and Reasons for the Recommendation.”

Concurrently with the execution and delivery of the Merger Agreement, on May 15, 2016, Luminex entered into a Support Agreement with each of Nanosphere’s directors and officers (each, a “Support Agreement”) pursuant to which each such person agreed, among other things, to tender his or her Shares pursuant to the Offer. Each such person also agreed to vote his or her Shares against (i) any competing Acquisition Proposal (as described in this Offer to Purchase) or any proposal relating to any Acquisition Proposal, (ii) any merger (other than the Merger), consolidation or other combination involving Nanosphere or any of its subsidiaries or a reorganization, recapitalization, extraordinary dividend, dissolution or liquidation of Nanosphere or any of its subsidiaries, (iii) to the extent submitted to a stockholder vote, any change in the business, management or the Nanosphere Board (other than as directed by Luminex, Purchaser or any Luminex subsidiary) or (iv) any other action, proposal or agreement that would (A) reasonably be expected to impede, interfere with, materially delay or postpone the Merger and the other transactions contemplated by the Merger Agreement, (B) result in any of the Offer Conditions or conditions to the Merger not being fulfilled or satisfied or (C) change in any manner the dividend policy or capitalization of, including the voting rights of any class of equity security interests in, Nanosphere. As of May 15, 2016, these stockholders collectively owned a number of Shares equal to approximately 3.8% of the issued and outstanding Shares and as of the close of business on June 1, 2016 collectively owned a number of Shares equal to approximately 1% of the issued and outstanding Shares due to the issuance of additional Shares. Each Support Agreement terminates upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms, (b) the consummation of the Offer, (c) the mutual written agreement of the parties thereto to terminate the Support Agreement and (d) any modification to the terms of the Offer for which Nanosphere’s consent is required and to which Nanosphere has not consented.

Pursuant to the Merger Agreement, the board of directors of the Surviving Corporation, effective as of, and immediately following, the Effective Time will consist of members of Purchaser’s board of directors and the officers of the Surviving Corporation will consist of the officers of the Purchaser immediately prior to the Effective Time.

This Offer to Purchase does not constitute a solicitation of proxies and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer and the conditions to the Merger under the Merger Agreement are satisfied or waived (to the extent permitted by applicable law), Purchaser will effect the Merger pursuant to Section 251(h) of the DGCL without the need for any vote of any stockholders of Nanosphere.

Holders of Shares who do not tender Shares in the Offer and continue to own their Shares at the time of the Merger and fulfill certain other requirements of the DGCL will be entitled to appraisal rights in connection with the Merger. Holders of Shares must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. Holders of options or warrants to acquire Company common stock are not entitled to appraisal rights unless they convert or exercise such options or warrants and otherwise properly perfect their right to seek appraisal. See Section 15 — “Certain Legal Matters.”

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer or the Merger in light of your particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

This Offer to Purchase and the related Letter of Transmittal contain important information and each such document should be read carefully and in its entirety before you make any decision with respect to the Offer.

THE OFFER

Section 1.	Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the Offer Conditions (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered in accordance with the procedures set forth in Section 3 — “Procedures for Tendering Shares” and not withdrawn prior to the Expiration Time in accordance with the procedures set forth in Section 4 — “Withdrawal Rights.” The term Expiration Time means 12:00 Midnight, Eastern Daylight Time, at the end of June 29th, 2016, unless Purchaser has extended the Offer, in which event the term Expiration Time shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire.

The Offer is conditioned upon (i) the satisfaction of the Minimum Condition, (ii) no Company Material Adverse Effect (as defined in this Offer to Purchase) having occurred following the date of the Merger Agreement and (iii) satisfaction of other customary conditions described in Section 13 — “Conditions to the Offer.” Purchaser may terminate the Offer without purchasing any Shares if certain events described in Section 13 occur.

In the Merger Agreement, subject to our right to terminate the Merger Agreement in accordance with its terms, we may, without Nanosphere’s consent: (i) extend the Offer on one or more occasions for a period of ten (10) business days, if on any then-scheduled Expiration Time any of the Offer Conditions shall not be satisfied or, in our reasonable discretion, waived, until such time as such condition or conditions are satisfied or waived, and (ii) extend the Offer for any period required by applicable law, any interpretation or position of the SEC, the staff thereof, or the NASDAQ Stock Market applicable to the Offer. However, without the Company’s written consent, we will not extend the Offer beyond the earlier of the October 31, 2016 (the “Outside Date”) and the termination of the Merger Agreement.

If, as of any Offer Expiration Time, any Offer Condition is not satisfied and has not been waived by Purchaser in its sole discretion, then on not more than two (2) occasions at the request of the Company, we will extend the Offer for an additional period of ten (10) business days (or such longer or shorter period as the parties hereto may agree) to permit such Offer Condition(s) to be satisfied.

Except as described above, without Nanosphere’s prior written consent, we may not extend the Offer, and without our prior written consent, Nanosphere cannot require us to extend the Offer, in each case beyond the earlier of the Outside Date and the termination of the Merger Agreement. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

We expressly reserve the right (but are not obligated), at any time and from time to time, in our sole discretion, to waive any Offer Condition or modify the terms of the Offer, except that, without Nanosphere’s prior written consent, we cannot (a) reduce the number of Shares subject to the Offer, (b) reduce the Offer Price, (c) modify or waive the Minimum Condition, (d) add to the Offer Conditions or otherwise modify any Offer Condition in a manner adverse to the holders of Shares, (e) extend the Offer except as required or permitted by certain provisions of the Merger Agreement or (f) change the form of consideration payable in the Offer.

There can be no assurance that we will exercise our right to extend the Offer or that we will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to any withdrawal rights. See Section 4 — “Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of such changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for at least ten (10) business days following such change.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment or pay for any Shares if, at the expiration of the Offer, any of the Offer Conditions have not been satisfied or upon the occurrence of any of the events set forth in Section 13 — “Conditions to the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 15 — “Certain Legal Matters,” without prejudice to our rights set forth in Section 13 — “Conditions to the Offer.” See Sections 13 and 15 — “Conditions to the Offer” and “Certain Legal Matters.” The reservation by us of the right to delay the acceptance for payment of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

Any extension or amendment of the Offer, waiver of a condition of the Offer, delay in acceptance for payment or payment, or termination of the Offer will be followed promptly by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 A.M., Eastern Daylight Time, on the next business day after the date of the previously scheduled Expiration Time in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act. Without limiting our obligation under such rules or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release and by making any appropriate filing with the SEC.

As soon as practicable following consummation of the Offer and the satisfaction or waiver of certain conditions and without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the DGCL, Purchaser will be merged with and into Nanosphere and Nanosphere will be the Surviving Corporation and a wholly-owned subsidiary of Luminex. Subject to consummation of the Offer, we do not expect there will be a “subsequent offering period” (within the meaning of Rule 14d-11 promulgated under the Exchange Act) with regard to the Offer.

Nanosphere has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal and other related documents will be mailed to record holders of Shares whose names appear on Nanosphere’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

For purposes of waiting periods under the Offer and filings with the SEC pursuant to the Offer, “business day” means any day other than a Saturday, Sunday or a federal holiday determined under Rule 14d-1(g)(3) promulgated under the Exchange Act, and consists of the time period from 12:01 A.M. through 12:00 midnight, Eastern Daylight Time. For all other purposes in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York, are authorized or required by applicable law to close.

Section 2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the Merger Agreement, Purchaser will consummate the Offer and will pay for all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the Expiration Time and, in any event, no more than three (3) business days after the consummation of the Offer.

In all cases, payment for any Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. See Section 3 — “Procedures for Tendering Shares.”

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not withdrawn prior to the Expiration Time if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, including if certificates are submitted for more Shares than are tendered, such unpurchased Shares will be returned or credited to the appropriate account, as applicable. Such unpurchased Shares will be returned or credited (or new certificates for Shares not tendered will be sent), without expense to the tendering stockholder promptly following expiration or termination of the Offer. In the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC.

If, prior to the Expiration Time, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

Purchaser reserves the right, subject to the provisions of the Merger Agreement, to assign in its sole discretion, any or all of its rights, interests or obligations under the Merger Agreement, to Luminex or any direct or indirect wholly-owned Luminex subsidiary, including the right to purchase all or any portion of Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

Section 3.	Procedures for Tendering Shares

Valid Tender of Shares. Except as set forth below, in order for you to validly tender Shares in the Offer, (a) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares through DTC, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time and either (i) certificates representing Shares tendered must be delivered to the Depositary or (ii) tendered Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Time, or (b) you must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer for DTC Participants. The Depositary will establish an account with respect to Shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (which term includes most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 4 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 4 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Time, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Time; and

•	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the Nasdaq is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery. The Merger Agreement provides that Shares tendered pursuant to the guaranteed delivery procedures shall be deemed not to be validly tendered into the Offer (including for purposes of the Minimum Condition) unless and until Shares underlying such notices of guaranteed delivery are delivered to the Depositary.

The method of delivery of Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents, including delivery through DTC, is at the election and sole risk of the tendering stockholder. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, we recommend that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Other Requirements. Notwithstanding any provision hereof, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares, Letters of Transmittal or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Binding Agreement. The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer through DTC, by delivering an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s attorneys-in-fact and proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all dividends, distributions, rights, other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such dividends, distributions, rights, Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney, proxies or consents may be given (and, if given, will be deemed not effective). Purchaser’s designees will, with respect to Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Nanosphere, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination shall be final and binding on all parties, subject to the right, to the extent required by applicable law, of any such party to dispute such determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Luminex, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, Nanosphere or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) shall be final and binding on all parties, subject to the right, to the extent required by applicable law, of any such party to dispute such interpretation in a court of competent jurisdiction.

Section 4.	Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Time and, thereafter, unless and until Purchaser has previously accepted them for payment, such Shares may also be withdrawn at any time after July 28, 2016.

If Purchaser extends the Offer, is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 before the Expiration Time or at any time after July 28, 2016, unless theretofore accepted for payment as provided herein.

For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as discussed above), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole and absolute discretion, which determination shall be final and binding on all parties, subject to the right, to the extent required by applicable law, of any such party to dispute such determination in a court of competent jurisdiction. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Luminex, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, Nanosphere or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3 — “Procedures for Tendering Shares” at any time prior to the Expiration Time.

Section 5.	Certain United States Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of certain U.S. federal income tax consequences that may be relevant to you if you are a beneficial owner of Shares exchanged for cash pursuant to the Offer or the Merger. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation. This summary assumes that your Shares are held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes. It is not a complete description of all the tax consequences of the Offer and the Merger and, in particular, may not address U.S. federal income tax considerations for you if you are subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities or currencies, traders that mark to market, beneficial owners who own their Shares as part of a hedge, straddle or conversion transaction, insurance companies, tax-exempt entities, beneficial owners whose Shares were obtained through the exercise of options or through partnerships (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) or from partners therein). In addition, this summary does not discuss any consequences for Non-U.S. Holders (as defined below) that have beneficially owned, directly or pursuant to attribution rules, more than five percent of Shares at any time during the five-year period ending on the date of the Offer or the Merger (as applicable). Finally, this summary does not discuss any consequences for beneficial owners of warrants or options to purchase Shares, or any aspect of state, local or foreign tax law that may be applicable to any beneficial owners of Shares, or any U.S. federal tax considerations other than U.S. federal income tax considerations.

For the purposes of this summary, you are a “U.S. Holder” if you are a beneficial owner of Shares that is a citizen or resident of the United States, a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of Shares. You are a “Non-U.S. Holder” if you are a beneficial owner of Shares that is not a “U.S. Holder.”

This summary is based on the Code, Treasury regulations, administrative rulings and court decisions, all as in effect as of the date of this Offer to Purchase and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect).

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer or the Merger in light of your particular circumstances (including the application and effect of any other tax consequences arising under the U.S. federal tax rules, or any state, local or non-U.S. income and other tax laws, or any applicable tax treaty). The following discussion is for general informational purposes only and should not be construed as tax advice.

U.S. Holders

Payments with Respect to Shares

If you are a U.S. Holder that receives cash in exchange for Shares pursuant to the Offer or the Merger, such exchange will be a taxable transaction to you for U.S. federal income tax purposes, and you will recognize gain or loss, if any, equal to the difference between the amount of cash received and your adjusted tax basis in Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if your holding period for Shares is more than one year at the time you exchange Shares for cash. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax and Information Reporting

If you are a U.S. Holder, payments that you receive in exchange for Shares pursuant to the Offer or the Merger will be subject to information reporting and may be subject to U.S. federal backup withholding tax (currently at a rate of 28 percent) unless you (a) furnish an accurate tax identification number or otherwise comply with applicable U.S. information reporting or certification requirements (typically by completing and signing a Form W-9) or (b) are a corporation or other exempt recipient and, if required, demonstrate such fact. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability, if any, provided that you furnish the required information to the Internal Revenue Service in a timely manner.

Non-U.S. Holders

If you are a Non-U.S. Holder, you may be subject to U.S. federal income or withholding tax on payments received in exchange for Shares in the Offer or the Merger if (a) you have not provided a complete and accurate IRS Form W-8 BEN or other applicable Form W-8 that is signed under penalties of perjury and establishes your status as a Non-U.S. Holder (in which event the Non-U.S. Holder will be subject to U.S. federal backup withholding tax (currently at a rate of 28 percent)) or (b) you are an individual who was present in the United States for 183 days or more in the taxable year and certain other conditions are met (in which event such Non-U.S. Holder will be subject to tax at a flat rate of 30 percent (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares which may be offset by applicable U.S. losses from sales or exchanges of other capital assets recognized during the year).

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Section 6.	Price Range of Shares; Dividends

According to Nanosphere’s filings with the SEC, the Shares are listed on the NASDAQ Capital Market under the symbol “NSPH.” Prior to October 23, 2014, the Shares were listed on the NASDAQ Global Market from November 1, 2007 to October 22, 2014. See Section 7 — “Certain Effects of the Offer and the Merger.” The following table sets forth, for the periods indicated, the high and low closing sales prices per Share as reported in Nanosphere’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (as amended, the “Form 10-K”) with respect to periods through December 31, 2015 and based on publicly available information with respect to the period starting January 1, 2016.

Fiscal Year	High(1)	Low(1)
2016:
Second Quarter (through May 31, 2016)	$1.70	$0.74
First Quarter	$0.91	$0.58

2015:
Fourth Quarter	$2.12	$0.48
Third Quarter	$3.64	$1.58
Second Quarter	$5.80	$3.01
First Quarter	$8.98	$4.34

2014:
Fourth Quarter	$25.40	$6.40
Third Quarter	$35.40	$10.80
Second Quarter	$45.60	$24.00
First Quarter	$59.40	$40.20

(1)	On April 7, 2015, the Nanosphere Board and stockholders approved a 20-to-1 reverse split of Nanosphere’s issued and outstanding common stock, effective at the close of business on April 8, 2015. The effect of this event has been reflected in the per Share amounts set forth above.

The Offer Price of $1.70 per Share represents a premium of approximately 118% to the closing price per Share on May 13, 2016 of $0.78, the last trading day prior to the public announcement of the Merger Agreement. Stockholders are urged to obtain a current market quotation for Shares.

Purchaser has been advised that Nanosphere has never paid dividends on its common stock and that its present policy is to retain any anticipated future earnings for use in its business. Under the terms of the Merger Agreement, Nanosphere is not permitted to declare, accrue, set aside or pay any dividend or make any other distribution on or in respect of (whether in cash, stock, property or otherwise) Nanosphere with respect to Shares without the prior written consent of Luminex. See Section 14 — “Dividends and Distributions.”

Section 7.	Certain Effects of the Offer and the Merger

Market for Shares. If the Offer is consummated, there will be no market for Shares because Purchaser intends to effect the Merger as promptly as practicable following the closing of the Offer.

Stock Quotation. On January 29, 2016, Nanosphere filed a Current Report on Form 8-K and disclosed that on January 25, 2016, Nanosphere was notified by the Nasdaq Listing Qualifications Department (the “Qualifications Department”) that, based on Nanosphere’s continued non-compliance with the $1.00 minimum closing bid price requirement for continued listing, as set forth in NASDAQ Listing Rule 5550(a)(2), the Qualifications Department may delist the Shares from the Nasdaq Stock Market, including the Nasdaq Capital Market.

Margin Regulations. Shares are currently “margin securities” under Regulation T promulgated by the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend purpose credit against Shares as collateral. Upon a delisting of the Shares from Nasdaq, including pursuant to the filing of a Form 25 Notification of Delisting by the Nasdaq Stock Market described under the heading “Stock Quotation” or following the Merger, Shares would no longer constitute “margin securities” for the purposes of Regulation T and, therefore, could no longer be used as collateral for loans made by brokers for the purpose of buying, carrying or trading in securities.

Exchange Act Registration. Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Nanosphere to the SEC if Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of Shares under the Exchange Act would substantially reduce the information required to be furnished by Nanosphere to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Nanosphere, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Nanosphere and persons holding “restricted securities” of Nanosphere to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. Luminex intends to and will cause the Surviving Corporation to terminate the registration of Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of Shares is not terminated prior to the Merger, the registration of Shares under the Exchange Act will be terminated following the closing of the Merger.

Section 8.	Certain Information Concerning Nanosphere

The following description of Nanosphere and its business has been derived from Nanosphere’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (which may be obtained and inspected as described below under “Additional Information”), and is qualified in its entirety by reference to such report.

Nanosphere is a Delaware corporation with its principal executive offices located at 4088 Commercial Avenue, Northbrook, Illinois 60062. Nanosphere’s telephone number at such principal executive offices is (847) 400-9000.

Nanosphere develops, manufactures and markets an advanced molecular diagnostics platform, the Verigene® System, that enables simple, low cost and highly sensitive genomic and protein testing on a single platform. Its proprietary nanoparticle technology provides the ability to detect multiple targets simultaneously in a single sample. Nanosphere is dedicated to enhancing medicine by providing targeted molecular diagnostic tests for infectious diseases and associated drug resistance markers that can lead to earlier disease detection, optimal patient treatment, and improved healthcare economics. The Verigene System includes a bench-top molecular diagnostics workstation and single use consumable for on demand testing. Nanosphere is currently developing a next generation Verigene System.

Available Information. Nanosphere is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file periodic reports, proxy statements and other information with the SEC relating to its business, principal physical properties, capital structure, material pending litigation, operating results, financial condition and other matters. Certain information, as of particular dates, concerning Nanosphere’s directors and officers (including their remuneration and stock options granted to them), the principal holders of Nanosphere’s securities, any material interests of such persons in transactions with Nanosphere and other matters is required to be disclosed in Nanosphere’s proxy statements or annual reports on Form 10-K. Such reports and other information are available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at 1 (800) SEC-0330. The SEC also maintains an Internet web site at http://www.sec.gov that contains reports, proxy statements and other information about issuers, such as Nanosphere, who file electronically with the SEC.

Sources of Information. Except as otherwise set forth herein, the information concerning Nanosphere contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC, including the Form 10-K, and other public sources. The information concerning Nanosphere taken or derived from such documents and records is qualified in its entirety by reference to Nanosphere’s public filings with the SEC (which may be obtained and inspected as described above) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Although we have no knowledge that any such information contains any misstatements or omissions, none of Luminex, Purchaser, or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Nanosphere contained in such documents and records or for any failure by Nanosphere to disclose events which may have occurred or may affect the significance or accuracy of any such information.

Section 9.	Certain Information Concerning Purchaser and Luminex

Purchaser. Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and to the Offer and the Merger. Purchaser is a wholly-owned subsidiary of Luminex. The principal executive offices of Purchaser are located at 12212 Technology Boulevard, Austin, Texas 78727 and Purchaser’s telephone number at such principal executive offices is (512) 219-8020.

Luminex. Luminex is a Delaware corporation. Its shares are listed on the NASDAQ Global Select Market. It develops, manufactures, and sells proprietary biological testing technologies and products with applications throughout the diagnostics, pharmaceutical, and life sciences industries. These industries depend on a broad range of tests, called assays, to perform diagnostic testing and conduct life science research. The principal offices of Luminex are located at 12212 Technology Boulevard, Austin, Texas 78727 and Luminex’s telephone number at such principal executive offices is (512) 219-8020.

Additional Information. The name, business address, citizenship, present principal occupation, and employment history for the past five years of each of the members of the board of directors and the executive officers of Luminex and the members of the board of directors and the executive officers of Purchaser are set forth in Schedule A to this Offer to Purchase.

None of Luminex, Purchaser or, to the knowledge of Luminex or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has during the last five years (a) been convicted in a criminal proceeding

(excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

None of Luminex, Purchaser or, to the knowledge of Luminex or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of Luminex, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Nanosphere, (b) none of Luminex, Purchaser or, to the knowledge of Luminex or Purchaser after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Nanosphere during the past 60 days, (c) none of Luminex, Purchaser, their subsidiaries or, to the knowledge of Luminex or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has any agreement, arrangement or understanding, whether or not legally enforceable, with any other person with respect to any securities of Nanosphere (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations), (d) in the past two years, except as previously disclosed in Nanosphere’s filings with the SEC, there have been no transactions that would require reporting under the rules and regulations of the SEC between any of Luminex, Purchaser, their subsidiaries or, to the knowledge of Luminex or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Nanosphere or any of its executive officers, directors or affiliates, on the other hand, and (e) in the past two years, there have been no negotiations, transactions or material contacts between any of Luminex, Purchaser, their subsidiaries or, to the knowledge of Luminex or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Nanosphere or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Nanosphere’s securities, an election of Nanosphere’s directors or a sale or other transfer of a material amount of assets of Nanosphere.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because the Offer is being made for all issued and outstanding Shares solely for cash, the Offer is not subject to any financing condition, if we consummate the Offer, we will acquire all remaining Shares for the same cash price pursuant to the Merger and Luminex has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not withdrawn in the Offer and to acquire the remaining issued and outstanding Shares pursuant to the Merger at the Consummation of the Offer and the Effective Time, as the case may be.

Section 10.	Background of the Offer; Contacts with Nanosphere

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement and commencement of the Offer. The following chronology does not purport to describe every conversation among the Luminex board of directors members, members of the Executive Committee of Luminex or Luminex management or the representatives of Luminex and other parties. Stockholders of Nanosphere should carefully read Item 4(b), Background of the Transaction; Reasons for the Recommendation of the Nanosphere Board contained in Nanosphere’s Solicitation/Recommendation Statement on Schedule 14D-9 for information which is not included in this Offer to Purchase.

As part of their ongoing evaluation of Luminex’s business and strategic alternatives, our board of directors and senior members of our management, on occasion with outside financial and legal advisors, from time to time evaluate strategic opportunities and prospects for acquisitions.

In early September 2014, Luminex was contacted by Nanosphere as a potential buyer of Nanosphere. On October 9, 2015, Nachum “Homi” Shamir, President and Chief Executive Officer of Luminex, introduced himself to Michael K. McGarrity, President, Chief Executive Office and a director of Nanosphere via email and requested an introductory meeting between Luminex and Nanosphere. On October 10, 2015, Mr. McGarrity

responded and suggested a meeting in Austin, Texas during the annual meeting of the Association for Molecular Pathology to be held during November 5th through 7th in Austin, Texas. In early November, Mr. McGarrity informed Mr. Shamir via email that he was unable to attend the meeting and suggested a telephone conference instead.

On November 5, 2015, Mr. Shamir had a telephone conference with Mr. McGarrity in which Mr. Shamir introduced himself and mentioned to Mr. McGarrity Luminex’s potential interest in acquiring Nanosphere. Mr. McGarrity referred Mr. Shamir to Nanosphere’s financial advisor, Jefferies LLC (“Jefferies”). Also participating in the call were Mr. Russell W. Bradley, Senior Vice President for Corporate Development and Chief Marketing and Sales Officer for Luminex, and Mr. Kyle Fieleke, Director of Corporate Development for Luminex. Later that day, Messrs. Shamir, Bradley and Fieleke called a representative of Jefferies and discussed with him the previous call with Mr. McGarrity. Following that call, Luminex and Nanosphere negotiated the terms of a confidentiality agreement, which the parties entered into on November 6, 2015. At Nanosphere’s request, representatives of Jefferies and Luminex held a conference call on November 9, 2015 to discuss potential next steps.

On November 24, 2015, several members of the Luminex management team attended a meeting with Mr. McGarrity, Mr. Kenneth Bahk, Nanosphere’s Chief Strategy Officer, and Mr. Dave Morrow, Nanosphere’s vice president of platform development, at Nanosphere’s offices, which included Nanosphere’s management presentation, a working lunch, and facility tour. Luminex attendees included Mr. Bradley, Mr. Fieleke, and Dr. Chuck Collins, Luminex’s Vice President of Systems R&D. Following the meeting, Luminex was provided with several non-public diligence documents, including a copy of Nanosphere’s November 24, 2015 management presentation, a summary of operating expenditures and headcount data and Nanosphere’s summary projected financials and fully diluted share count.

On December 1, 2015, representatives of Luminex spoke with representatives of Perella Weinberg Partners LP (“Perella Weinberg”) about having Perella Weinberg act as Luminex’s financial advisor in connection with a potential transaction with Nanosphere.

On December 16, 2015, at Nanosphere’s request, representatives of Jefferies and Luminex held a conference call regarding the status of Luminex’s initial due diligence review of Nanosphere.

On December 17, 2015, Mr. Shamir sent a non-binding preliminary indication of interest (the “Indication”) contemplating the acquisition of Nanosphere with a proposed purchase price of $1.00 per Share in cash, representing a premium of approximately 106% to the closing price per Share on December 17, 2015. The Indication was subject to negotiation of a definitive agreement and satisfactory results of Luminex’s due diligence review of Nanosphere and included a request for a 60-day period of exclusivity for Luminex subject to a further 15-day extension absent objection from Nanosphere. The Indication indicated that it would expire by December 22, 2015 unless an exclusivity agreement had been reached by such date.

On December 17, 2015, Nanosphere announced that it had priced a registered offering of approximately 21.6 million Shares (including Shares issuable upon conversion of shares of Series C convertible preferred stock) and warrants to purchase approximately 22.6 million additional Shares (the “Nanosphere Public Offering”).

On December 17, 2015, at Nanosphere’s request, a representative of Jefferies spoke with Mr. Shamir seeking clarification as to whether the Initial Luminex Proposal took into account the Shares issuable in connection with the Nanosphere Public Offering since the Nanosphere Public Offering would result in a substantial increase in Nanosphere’s equity capitalization relative to the Shares outstanding prior to the Public Offering and also communicated to Luminex that Nanosphere would not meet Luminex’s deadline for responding to the Initial Luminex Proposal as Nanosphere was focused on completing the Nanosphere Public Offering.

In middle to late December, 2015, on behalf of Nanosphere, a representative of Jefferies contacted a representative of Perella Weinberg to inquire whether Luminex would increase its proposed price per Share. On

December 29, 2015, a representative of Perella Weinberg communicated verbally that Luminex’s proposal would remain at $1.00 per Share assuming no issues were uncovered during due diligence.

On January 6, 2016, on behalf of Nanosphere, a representative of Jefferies called Mr. Shamir regarding the Indication that had expired on December 22, 2015, and informed Mr. Shamir that the proposed price in the Indication was low and that the Nanosphere Board expected to evaluate Nanosphere’s options.

On January 8, 2016, Mr. Shamir wrote the Nanosphere Board in care of Mr. McGarrity. Mr. Shamir’s letter reiterated that the Indication had expired and that Luminex had expected a more formal response to the Indication. Mr. Shamir indicated that the proposed price per Share was based on the assumption that the parties could move quickly toward a definitive transaction, noting that the $1.00 per Share represented a substantial premium to Nanosphere’s closing stock price on January 7, 2016. Mr. Shamir further indicated that Luminex was still interested in pursuing a transaction but that, in light of other opportunities available to Luminex, he encouraged Nanosphere to respond quickly and substantively.

On January 12, 2016, Mr. Shamir, Mr. Bradley and Mr. Harriss Currie, Luminex’s Chief Financial Officer, met in San Francisco, California together with representatives of Jefferies. At this meeting, a Jefferies representative explained, in accordance with the directives of the Nanosphere Board, that the Nanosphere Board had determined to conduct an evaluation of potential alternatives for Nanosphere and that this process would take several months to accomplish. Luminex’s discussions with Nanosphere then ceased until March 24, 2016.

On March 2, 2016, members of Luminex management updated the Luminex board of directors. The Luminex board authorized the formal engagement of Perella Weinberg as Luminex’s financial advisor and thereafter authorized the executive committee of the Luminex board of directors to act with respect to a potential transaction.

In early March 2016, at Nanosphere’s request, Jefferies informed Perella Weinberg via conference call that the Nanosphere Board had decided to explore a potential sale of Nanosphere and that there was an additional undisclosed party that had made a proposal at a higher proposed price than Luminex’s proposed price.

On March 24, 2016, at Nanosphere’s request, a representative of Jefferies called a representative of Perella Weinberg to inform him that the Nanosphere Board was considering a proposal from another undisclosed party (“Party B”) and asked for a revised proposal in advance of a Nanosphere Board call which had been scheduled to discuss the alternative proposal. Representatives of Jefferies and Perella Weinberg discussed the Luminex Indication and possible improvements to such proposal.

On March 25, 2016, Mr. Shamir sent an updated non-binding expression of interest (the “Revised Indication”) to Mr. McGarrity with a proposed purchase price of $1.35 per Share in cash, representing a premium of approximately 71% to the closing price per Share as of March 24, 2016. The Revised Indication was subject to negotiation of a definitive agreement and satisfactory results of Luminex’s due diligence review of Nanosphere and included a request for a 60-day period of exclusivity for Luminex subject to a further 15-day extension absent objection from Nanosphere. The Revised Indication indicated that it would expire by March 28, 2016 unless an exclusivity agreement had been reached by such date.

Later on March 25, 2016, in accordance with the directives of the Nanosphere Board, a representative of Jefferies called a representative of Perella Weinberg to express the interest of Nanosphere’s Board in Luminex’s proposal and communicated that Party B also had an outstanding proposal, subject to completion of confirmatory diligence.

On March 29, 2016, Mr. Shamir met with Mr. McGarrity who expressed that he believed the Nanosphere Board would accept Luminex’s Revised Indication of $1.35 per Share in cash so long as Luminex planned to complete its due diligence review of Nanosphere in the next 30 to 45 days. Mr. McGarrity stated that, at the current stage of negotiations, the Nanosphere Board was not willing to enter into an exclusive negotiating period during which Nanosphere would not initiate or encourage any offers from a third party to acquire the Nanosphere.

On March 30, 2016, Mr. Shamir sent Mr. McGarrity a proposed due diligence timeline. On March 30, 2016, a representative of Perella Weinberg also sent a proposed process timeline (which assumed exclusivity) to a representative of Jefferies. In accordance with Nanosphere’s instructions, a representative of Jefferies discussed the proposed due diligence timeline with Perella Weinberg, noted that Nanosphere continued to hold discussions with other potential buyers and reiterated that Nanosphere was not then willing to enter into an exclusivity agreement. Perella Weinberg confirmed that Luminex would proceed with its due diligence review without an exclusive arrangement at that time.

On April 5, 2016, Messrs. McGarrity, Bahk, Morrow and Mr. Sudhakar Marla, Vice President of Assay Development, of Nanosphere, and Messrs. Shamir, Currie, Bradley, Fieleke, Collins, Richard Rew (Senior Vice President and General Counsel), Randy Meyers (Senior Vice President of Global Manufacturing and Quality), Scott Johnson (Vice President, Assay Research & Development), Edward Ogunro (a member of the executive committee of the Luminex board of directors) of Luminex and a representative of Perella Weinberg held an all-day off-site meeting at the Loews Chicago O’Hare Hotel. At the meeting, the parties discussed Nanosphere’s management presentation and financial projections, the Verigene Flex System and potential next steps. Nanosphere’s representatives also provided the representatives of Luminex with an overview of the information contained in the Nanosphere online virtual data room (“VDR”).

On April 6, 2016, representatives of Luminex and Perella Weinberg were granted access to the VDR for purposes of Luminex’s due diligence review of Nanosphere in connection with a potential transaction.

On April 13, 2016 and April 14, 2016, Messrs. McGarrity, Bahk, Morrow and other senior operations personnel of Nanosphere and Messrs. Shamir, Currie, Bradley, Fieleke, Rew, Meyers, Johnson and other senior operations personnel of Luminex participated in person or by conference call in due diligence meetings in Chicago, Illinois during which Nanosphere’s representatives provided additional information to Luminex regarding Nanosphere’s business, operations and financial matters.

On April 15, 2016, a representative of Perella Weinberg called a representative of Jefferies and again requested an exclusivity agreement on behalf of Luminex, stating that Luminex needed an exclusivity agreement in order to continue its due diligence and remain on the previously proposed timeline.

On April 18, 2016, Mr. Shamir, on behalf of Luminex, submitted a revised non-binding letter of intent (the “Luminex LOI”) to acquire Nanosphere pursuant to which Luminex proposed to commence a tender offer (the “Proposed Tender Offer”) for all of the issued and outstanding Shares, at a purchase price of $1.35 per Share in cash, representing a premium of approximately 63% to the closing price per Share on April 15, 2016 and a premium of approximately 73% to the closing price per Share on May 13, 2016, the last business day prior to the initial public announcement of the Merger Agreement. The Luminex LOI contemplated negotiation of a satisfactory definitive agreement, satisfactory results of Luminex’s final due diligence review of Nanosphere, final approval of Luminex’s board of directors, and entering into a 30-day exclusive negotiation period during which Nanosphere would not enter into or continue discussions relating to a sale of Nanosphere or its assets or equity securities with anyone other than Luminex until after May 27, 2016. The Luminex LOI provided that Luminex expected that any Shares not acquired in the Proposed Tender Offer would be acquired in a subsequent “short-form” merger at the same price offered in the Proposed Tender Offer (together with the Proposed Tender Offer, the “Proposed Transaction”), which would be effected promptly following the consummation of the Proposed Tender Offer. The Luminex LOI provided that it would expire on April 22, 2016.

On April 20, 2016, the same representatives of Nanosphere and Luminex who attended meetings on April 18 and 19, 2016 participated in additional due diligence calls to review legal, intellectual property, human resources and benefits due diligence information.

On April 21, 2016, Luminex engaged Smith, Gambrell & Russell, LLP (“Smith Gambrell”) as its outside legal counsel with respect to the Proposed Transaction.

On April 22, 2016, a representative of Jefferies contacted a representative of Luminex and, as instructed by the Nanosphere Board, informed Luminex that the Nanosphere Board was prepared to continue discussions with Luminex on the basis of the Luminex LOI. Also on April 22, 2016, Perella Weinberg advised Jefferies that Luminex had substantially completed its due diligence and that the prompt execution of an exclusivity arrangement was necessary for Luminex to proceed with a transaction with Nanosphere.

Accordingly, on April 22, 2016, Nanosphere and Luminex executed the Luminex LOI pursuant to which the parties agreed to negotiate exclusively until 5:00 p.m. EDT on May 27, 2016. Party B’s access to the VDR was thereafter terminated and Party B was informed that the Company was proceeding with an exclusivity arrangement with another party.

On April 22, 2016, Seyfarth Shaw, LLP (“Seyfarth”), outside counsel for Nanosphere, delivered a draft Merger Agreement to Smith Gambrell and Luminex. Smith Gambrell delivered comments on the draft agreement on April 28, 2016.

Between April 22, 2016 and May 15, 2016, representatives of Luminex, representatives of Nanosphere, Smith Gambrell, and Seyfarth negotiated the terms of the definitive Merger Agreement and the Support Agreements.

Between April 22, 2016 and May 15, 2016, there also were regular contacts among the transaction team members, including Mr. Shamir and Mr. McGarrity, relating to timelines, due diligence matters, Nanosphere’s stock, potential public statements about the transaction, and necessary board approvals, among other matters. Representatives of Nanosphere and Luminex attended additional due diligence calls on April 26, 2016 and May 3, 2016 during which calls representatives of Nanosphere answered questions regarding research and development, intellectual property and marketing matters.

On May 5, 2015, Seyfarth delivered a revised draft Merger Agreement.

On May 9, 2016, Smith Gambrell provided to Seyfarth a revised draft of the Merger Agreement, reflecting proposed definitive terms of the transaction, including a proposed termination fee of $2,500,000, representing approximately 4.3% of the equity value of Nanosphere in the Proposed Transaction.

On May 9, 2016, Seyfarth provided to Smith Gambrell proposed revisions to the draft Merger Agreement, including, among other terms, a proposed termination fee of $2,250,000, representing approximately 3.9% of the equity value of Nanosphere in the Proposed Transaction. Later that same day, as part of a meeting of the executive committee of the Luminex board of directors, members of Luminex senior management and Smith Gambrell and Perella Weinberg updated the executive committee of the Luminex board of directors on the potential acquisition of Nanosphere, and the executive committee of the Luminex board of directors authorized a Proposed Transaction and delegated authority to negotiate a final agreement to certain members of Luminex senior management.

Over the next several days, the parties and their counsel prepared and negotiated final forms of certificates and obtained various confirmations to be delivered in connection with the execution of the Merger Agreement and Nanosphere through its counsel delivered updates to its proposed form of disclosure letter.

On the afternoon of May 13, 2016, Seyfarth on behalf of Nanosphere advised Luminex through Smith Gambrell that the Nanosphere Board had determined after due consideration to proceed with the proposed Merger Agreement subject to a final meeting of the Nanosphere Board on the afternoon of May 15, 2016.

On the afternoon of May 13, 2016, Seyfarth on behalf of Nanosphere delivered Nanosphere’s final form of Disclosure Letter and advised Smith Gambrell that Nanosphere was prepared to execute the Merger Agreement subject to a final meeting of the Nanosphere Board on the afternoon of May 15, 2016.

On the evening of May 15, 2016, Parent, Purchaser and Nanosphere executed the Merger Agreement and, as contemplated by the Merger Agreement, the directors and officers of Nanosphere and Luminex each entered into Support Agreements.

Nanosphere and Luminex issued a joint press release prior to the opening of trading on May 16, 2016 announcing the transaction.

On May 16, 2016, Luminex filed a Current Report on Form 8-K and Schedule TO-C with the Merger Agreement, among other things, attached as an exhibit thereto. Nanosphere also filed its own Current Report with the Merger Agreement, among other things, attached as an exhibit thereto.

On May 18, 2016, Party B sent the Nanosphere Board a non-binding proposal to acquire Nanosphere at a per share purchase price of $1.50 per Share in cash, which expression of interest asserted that Party B required only minimal confirmatory due diligence and would negotiate and enter into a merger agreement substantially similar to the Merger Agreement (the “May 18 Letter”).

On May 18, 2016, pursuant to its obligations under the Merger Agreement, Nanosphere, through its counsel, delivered to Luminex, through its counsel, a copy of the May 18 Letter and advised Luminex that Nanosphere would hold a board meeting on May 20, 2016 to consider the May 18 Letter.

On May 19, 2016, the Luminex board of directors met and received an update on recent developments from Luminex’s counsel and advisors.

On May 20, 2016, Nanosphere, through its counsel, delivered to Luminex, through its counsel, a notice that the Nanosphere Board had determined that the May 18 Letter was a Takeover Proposal (as defined below) that would reasonably be expected to result in a Superior Proposal (as defined below) as contemplated by the Merger Agreement, that Nanosphere would supply Party B with non-public information, initially consisting of the Disclosure Letter to the Merger Agreement, that the Nanosphere Board would meet again on May 24, 2016 to consider whether the May 18 Letter was a Superior Proposal and that Nanosphere intended to comply with its obligations to Luminex under the Merger Agreement.

On the afternoon of May 20, 2016, Luminex through its counsel delivered a proposed first amendment to the Merger Agreement (the “First Amendment”) which proposed an increase in the per share Offer Price to $1.70 per Share in cash and an increase in the Termination Fee (as defined in the Merger Agreement) to $3,000,000. Such First Amendment provided that the proposal would expire at noon, Eastern Daylight Time on May 23, 2016 unless accepted by Nanosphere at or prior to such time. The revised Offer Price represented a premium of approximately 105% to the closing price per Share on April 15, 2016 and a premium of approximately 118% to the closing price per Share on May 13, 2016, the last business day prior to the initial public announcement of the Merger Agreement. That same afternoon, Seyfarth informed Luminex through its counsel that the Nanosphere Board would convene on the evening of May 22, 2016 to consider the First Amendment.

On May 22, 2016, Seyfarth informed Luminex through its counsel that the Nanosphere Board had approved the First Amendment and delivered a fully executed First Amendment.

Luminex and Nanosphere issued a joint press release prior to the opening of trading on Monday, May 23, 2016, announcing the First Amendment and filed the press release and the First Amendment with the SEC.

Luminex understands that on the morning of May 26, 2016, Mr. McGarrity received an e-mail from a representative of Party B that contained a further revised proposal to acquire the Company for $1.85 per Share in cash, subject to confirmatory due diligence (the “Fourth Revised Party B Proposal”), together with a draft merger agreement and disclosure letter marked to show changes to the Merger Agreement and Disclosure Letter. Seyfarth furnished the Fourth Revised Party B Proposal to Smith Gambrell, and Smith Gambrell, on behalf of Luminex, advised Seyfarth, on behalf of Luminex, that Luminex would waive the two business day notice period under the Merger Agreement for Nanosphere’s Board to make a preliminary assessment of the Fourth Revised Party B Proposal. Later that same day, Seyfarth provided notice to Smith Gambrell of the Board’s preliminary determination with respect to the Fourth Revised Party B Proposal and that the Nanosphere Board intended to meet on Tuesday, May 31, 2016, at which time the Nanosphere Board planned to make a final determination as to whether the Fourth Revised Party B Proposal was a Superior Proposal.

On May 31, 2016, Nanosphere, through its counsel, advised Luminex, through its counsel, that from May 27, 2016 through the morning of May 31, 2016, representatives of Seyfarth and Jefferies, each on behalf of Nanosphere and as instructed by the Nanosphere Board, had engaged in confidential discussions with Party B’s legal and financial advisors, respectively, on various technical due diligence matters and further advised that Party B’s financial advisor had informed Jefferies by telephone that Party B had decided to withdraw the Fourth Revised Party B Proposal, that the Nanosphere Board was meeting that morning as scheduled, and that the Nanosphere Board was expected to confirm termination of discussions with Party B and affirm the Company’s commitment to completing the Proposed Transaction with Luminex in accordance with its terms. Seyfarth subsequently advised Smith Gambrell of such actions by the Nanosphere Board.

On June 1, 2016, Luminex, Commodore, and Nanosphere executed a second amendment to the Merger Agreement (the “Second Amendment”) which (A) adjusted the definition of Expiration Time; (B) update the representation of Nanosphere regarding its capital structure; and (C) added as a closing condition that any applicable waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) applicable to the transactions contemplated by the Merger Agreement has not expired or been terminated (the “HSR Condition”).

Thereafter, the parties, through their counsel, completed the documents relating to the Offer, and Luminex commenced the Offer as of the date of the Offer.

For information on the Merger Agreement and the other agreements between Nanosphere and Luminex and their respective related parties, see Section 11 — “Purpose of the Offer and Plans for Nanosphere; Merger Agreement and Other Agreements”.

Section 11.	Purpose of the Offer and Plans for Nanosphere; Merger Agreement and Other Agreements

Purpose of the Offer and Plans for Nanosphere. The purpose of the Offer and the Merger is for Luminex, through Purchaser, to acquire control of, and the entire equity interest in, Nanosphere. The Offer, as a first step in the acquisition of Nanosphere, is intended to facilitate the acquisition of all Shares. If we consummate the Offer, pursuant to the Merger, we will acquire all of the capital stock of Nanosphere not purchased pursuant to the Offer or otherwise. Stockholders of Nanosphere who sell their Shares in the Offer will cease to have any equity interest in Nanosphere or any right to participate in its earnings and future growth. If the Merger is effected, non-tendering stockholders also will no longer have an equity interest in Nanosphere. On the other hand, after selling their Shares in the Offer or the subsequent Merger, stockholders of Nanosphere will not bear the risk of any decrease in the value of Shares.

Merger Without a Stockholder Vote. If the Offer is consummated, we will not seek the approval of the remaining public Nanosphere stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for specified equity of a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger without a vote of the stockholders of Nanosphere in accordance with Section 251(h) of the DGCL.

Plans for Nanosphere. We are conducting a detailed review of Nanosphere and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances that exist upon consummation of the Offer and the Merger. We will continue to evaluate the business and operations of Nanosphere during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of Nanosphere’s business, operations, capitalization and management with a view of optimizing development of Nanosphere’s potential in conjunction with Luminex’s existing businesses. Possible changes could include changes in Nanosphere’s business, corporate structure, charter, bylaws, capitalization, board of directors, management and dividend policy, although, except as disclosed in this Offer to Purchase, Luminex and Purchaser have no current plans with respect to any of such matters.

Except as disclosed in this Offer to Purchase, we do not have any present plans or proposals that would result in an extraordinary corporate transaction involving Nanosphere or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in Nanosphere’s dividend rate or policy, indebtedness, capitalization, corporate structure, business, management or board of directors.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, which was filed as Exhibit 2.1 to Luminex’s Current Report on Form 8-K with the Securities and Exchange Commission on May 16, 2016, the first amendment thereto (the “First Amendment”), which was filed as Exhibit 2.1 to Luminex’s Current Report on Form 8-K on May 23, 2016 and is Exhibit (d)(2) to the Schedule TO, and the second amendment thereto, which was filed as Exhibit (d)(3) to the Schedule TO, each of which is incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Nanosphere.” You are encouraged to read the full text of the Merger Agreement because it is the legal document that governs the Merger and certain aspects of the Offer. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any rights or obligations of the parties under the Merger Agreement or any factual disclosures about Nanosphere or the transactions contemplated in the Merger Agreement contained in public reports filed by Nanosphere or Luminex with the SEC.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the Offer Conditions described in Section 13 — “Conditions to the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not withdrawn prior to the Expiration Time.

The Offer is initially scheduled to expire at 12:00 Midnight, Eastern Daylight Time, at the end of June 29, 2016, which is the 20th business day after (and including the day of) the commencement of the Offer. Purchaser may extend the Expiration Time at any time with Nanosphere’s written consent. Purchaser may, without

Nanosphere’s consent, (i) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or rule of Nasdaq applicable to the Offer or (ii) if, on the initial Expiration Time or any subsequent date and time as of which the Offer is scheduled to expire, any Offer Condition (as defined below) is not satisfied and has not been waived, extend the Offer on one or more occasions in consecutive increments of up to ten (10) business days each (or such longer period as Luminex, Purchaser and Nanosphere may agree), until such time as all Offer Conditions are satisfied or waived. However, Purchaser may not extend the Offer beyond the earlier of the termination of the Merger Agreement and the Outside Date without Nanosphere’s consent. In addition, at Nanosphere’s request, Purchaser is required to extend the Offer for an additional period of up to ten (10) business days (or such longer or shorter period as Luminex, Purchaser and Nanosphere agree) on up to two occasions where, as of the Expiration Time, any Offer Condition has not been satisfied or waived by Luminex in its sole discretion. However, without Nanosphere’s consent, Purchaser will not, and without Purchaser’s consent, Purchaser will not be required to, extend the Offer beyond the earlier of the Outside Date and the termination of the Merger Agreement. The Offer Price shall be adjusted appropriately and proportionately to reflect the effect of any reclassification, recapitalization, stock split (including reverse stock split or combination, exchange or readjustment of shares, stock dividend, or other like change in the outstanding shares of capital stock of Nanosphere) occurring on or after the date hereof and prior to the consummation of the Offer.

Recommendation. The Nanosphere Board unanimously (i) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (ii) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, the holders of the Shares, (iii) resolved that Nanosphere enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement, (iv) authorized that the Merger be effected pursuant to Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer, and (v) recommended to Nanosphere’s common stockholders that they accept the Offer and tender their Shares pursuant to the Offer (collectively, the “Board Recommendation”).

Board of Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, the directors of Purchaser immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation.

The Merger. The Merger Agreement provides that, at 10:00 A.M., Eastern Daylight time on the date of the consummation of the Offer, or as soon as practicable thereafter (but in no event later than three (3) business days following the consummation of the Offer) and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into Nanosphere, and the separate existence of Purchaser will cease, and Nanosphere will continue as the Surviving Corporation after the Merger. The Merger will be governed by and effected under Section 251(h) of the DGCL without a stockholder vote to adopt the Merger Agreement or effect the Merger.

Charter and Bylaws. At the Effective Time, without any further action from Nanosphere or Purchaser, (i) the certificate of incorporation of Purchaser shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof or as provided by applicable Law, and (ii) the by-laws of Purchaser as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the Surviving Corporation or as provided by applicable Law.

Conversion of Shares. Each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held by Luminex, Purchaser or any wholly-owned subsidiary of Luminex (including Purchaser) or Nanosphere, which shares will be cancelled and retired and will cease to exist, or (ii) Shares held by stockholders who properly exercise appraisal rights under Delaware law) will be converted into the right to receive, in cash and without interest, the Merger Consideration. At the Effective Time, all shares of Company common stock will no longer be outstanding and all shares of Company common stock will be cancelled and retired and will cease to exist, and each holder of a certificate formerly representing any such shares, inclusive of effective affidavits of loss, as well as Book-Entry Shares, will cease to have any rights with respect thereto, except the right to receive the Merger Consideration. If at any time during the period between the date of the Merger Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur (other than the issuance of additional shares of capital stock of the Company as permitted by the Merger Agreement), including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or distribution paid in stock, the Offer Price and the Merger Consideration (as applicable) and any other amounts payable pursuant to the Merger Agreement shall be appropriately adjusted to reflect such change. Each share of common stock of Purchaser outstanding immediately prior to the Effective Time will be converted into and become one fully paid, nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Treatment of Stock Options and Warrants. Under the Merger Agreement:

•	At the Effective Time, each option to acquire shares of Company common stock (each, a “Company Stock Option”) that is outstanding immediately prior to the Effective Time and is then vested or exercisable or becomes vested as a result of the transactions contemplated by the Merger Agreement, shall be, by virtue of the Merger and without any action on the part of Luminex, Purchaser, the Company, the holder of that Company Stock Option or any other person, cancelled and converted into the right to receive from Luminex and the Surviving Corporation, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (i) the aggregate number of shares of Company common stock subject to such Company Stock Option, multiplied by (ii) the excess, if any, of the Merger Consideration over the per share exercise price under such Company Stock Option, less any Taxes required to be withheld; and

•	At the Effective Time, and in accordance with the terms of each warrant to purchase shares of Company common stock (collectively, the “Warrants”) and that is issued and outstanding immediately prior to the Effective Time, unless otherwise elected by the holder of any such Warrant, Luminex will cause the Surviving Corporation to issue a replacement warrant to each holder thereof providing that such replacement warrant shall be exercisable for an amount in cash, without interest, equal to the product of (i) the aggregate number of shares of Company common stock in respect of such Warrant multiplied by (ii) the excess, if any, of the Merger Consideration over the per share exercise price under such Warrant, less any Taxes required to be withheld. From and after the closing of the Merger, Luminex will cause the Surviving Corporation to comply with all of the terms and conditions set forth in each such replacement warrant, including the obligation to make the payments contemplated thereby upon exercise thereof.

Representations and Warranties. In the Merger Agreement, Nanosphere has made customary representations and warranties to Luminex and Purchaser with respect to, among other matters, organization and qualification, capitalization, authority to enter into the Merger Agreement, required consents and approvals to approve the Merger and the Offer, its compliance with law, subsidiaries, public filings, financial statements and internal controls, the absence of any Company Material Adverse Effect (as defined below), litigation, employee benefit plans, labor and employment matters, insurance, properties, tax matters, information to be included in this Offer to Purchase and any other ancillary documents related to the Offer (collectively, the “Offer Documents”) or the Schedule 14D-9, intellectual property, environmental matters, material contracts, customers, suppliers and distributors, sanctions laws, interested party transactions, anticorruption, the receipt of an opinion of its financial advisor and brokers’ fees. Each of Luminex and Purchaser has made customary representations and warranties to Nanosphere with respect to, among other matters, organization and qualification, authority to enter into the Merger Agreement, governmental authorization, capitalization, consents and approvals, information to be included in the Offer Documents or Schedule 14D-9, litigation, available funds and brokers’ fees.

Some of the representations and warranties in the Merger Agreement made by Nanosphere are qualified by “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement and the Offer, “Company Material Adverse Effect” means any event, occurrence, fact, condition or change (each an “Effect”) that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, condition (financial or otherwise), or assets of the Company taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated hereby on a timely basis in the manner contemplated by the Merger Agreement; provided, however, that, for the purposes of clause (i), a Company Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from:

(a) changes generally affecting the economy, financial or securities markets;

(b) the announcement of the transactions contemplated by the Merger Agreement (including any loss or adverse change in the relationship of the Company with its employees, contractors, customers, partners or suppliers);

(c) any outbreak or escalation of war or any act of terrorism;

(d) general conditions in the industry in which the Company operates;

(e) changes in applicable Law or GAAP or interpretation thereof;

(f) the Company’s failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (but excluding, in each case, the underlying causes of such failure unless such underlying causes would otherwise be excepted from this definition);

(g) changes in the price or trading volume of the Company’s common stock (but excluding, in each case, the underlying causes of such changes unless such underlying causes would otherwise be excepted from this definition);

(h) changes to the credit markets in general, including changes in interest rates or exchange rates or the availability of financing;

(i) any natural disasters or acts of god; or

(j) the taking of any specific action, or refraining from taking any specific action in each case at the request of Luminex or as expressly required by the Merger Agreement,

provided, further, that any Effect arising out of or resulting from any change or event referred to in clause (a), (c), (d), (e), or (i) above may constitute, and be taken into account in determining the occurrence of, a Company Material Adverse Effect if such change or event has a materially disproportionate adverse impact on the Company, as compared to any other companies that operate in the industries in which the Company and its subsidiaries operate.

The Merger Agreement has been provided solely to inform investors of its terms. It is not intended to be, and should not be relied upon as, a source of financial, business or operational information about Nanosphere, Luminex, Purchaser or their respective affiliates. The representations and warranties contained in the Merger Agreement are made only for purposes of the Merger Agreement and are made as of specific dates; are solely for the benefit of the parties; may be subject to qualifications and limitations agreed upon by the parties in connection with negotiating the terms of the Merger Agreement, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties instead of establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Moreover, information concerning the subject matter of the representations, warranties, covenants and certain closing conditions may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. The representations and warranties also may not be accurate or complete as of any specified date and may be subject to a contractual standard of materiality different from those generally applicable to stockholders. The representations and warranties contained in the Merger Agreement and incorporated by reference into this Offer to Purchase have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establish matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Offer to Purchase.

Covenants. The parties have agreed to a number of customary covenants in the Merger Agreement, including among others the covenants described below.

Conduct of Business. The Merger Agreement obligates Nanosphere, during the period commencing on the date of the Merger Agreement and ending on the earlier of the termination of the Merger Agreement and the Effective Time (the “Pre-Closing Period”), except for matters (a) expressly required by the Merger Agreement, (b) required by applicable law or (c) undertaken with the prior written consent of Luminex, to conduct its business in the ordinary course, consistent with past practice, and use its commercially reasonable efforts to preserve substantially intact its business organization, to keep available the services of its current officers and employees, to preserve its present relationships with material customers, suppliers, distributors, licensors, licensees and other persons having material business relationships with it. The Merger Agreement also contains specific restrictive covenants as to certain activities of Nanosphere during the Pre-Closing Period, which provides that Nanosphere will not take certain actions, except as expressly required by the Merger Agreement or as required by applicable law, without the prior written consent of Luminex (which consent shall not be unreasonably withheld or delayed). These restrictions include, among other things:

(a) amend or propose to amend its certificate of incorporation or by-laws (or other comparable organizational documents);

(b) (i) split, combine or reclassify any Company Securities, (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Company Securities, (iii) declare, set aside or pay any dividend or distribution (whether in cash, stock, property or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its capital stock;

(c) issue, sell, pledge, dispose of or encumber any Company Securities, other than (i) the issuance of shares of Company common stock upon the exercise of any Company Equity Award outstanding as of the date of the Merger Agreement in accordance with its terms, (ii) the issuance of shares of Company common stock in respect of other equity compensation awards outstanding under Company Stock Plans as of the date of the Merger Agreement in accordance with their terms, (iii) the issuance of Company Equity Awards and the issuance of shares of Company common stock upon the exercise of such Company Equity Awards (other than directors or executive officers of the Company) in accordance with their terms in the ordinary course of business consistent with past practice, (iv) the issuance of shares of Company common stock upon exercise of any Warrant that is outstanding as of the date of the Merger Agreement or the issuance of shares of Company common stock upon the conversion of any Company preferred stock outstanding as of the date of the Merger Agreement (all of which preferred stock converted to Company common stock after the date of the Merger Agreement and prior to the date of the Offer);

(d) except as required by applicable Law or by any Company Employee Plan or Contract in effect as of the date of the Merger Agreement, (i) increase the compensation payable or that could become payable by the Company to directors, officers or employees, other than increases in compensation made in the ordinary course of business consistent with past practice, (ii) enter into any new or amend in any material respect, any existing employment, severance, retention or change in control agreement with any of its past or present officers or employees, (iii) promote any officers or employees, except in connection with the Company’s annual or quarterly compensation review cycle or as the result of the termination or resignation of any officer or employee, or (iv) establish, adopt, enter into, amend, terminate, exercise any discretion under, or take any action to accelerate rights under any Company Employee Plans or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Employee Plan if it were in existence as of the date of the Merger Agreement, or make any contribution to any Company Employee Plan, other than contributions required by Law, the terms of such Company Employee Plans as in effect on the date hereof or that are made in the ordinary course of business consistent with past practice;

(e) acquire by merger, consolidation, acquisition of stock or assets, or otherwise, any business or person or division thereof or make any loans, advances or capital contributions to or investments in any person in excess of $100,000 in the aggregate;

(f) (i) transfer, license, sell, lease or otherwise dispose of any material assets (whether by way of merger, consolidation, sale of stock or assets, or otherwise), provided that the foregoing shall not prohibit the Company from transferring, licensing, selling, leasing or disposing of obsolete equipment or assets being replaced, in each case in the ordinary course of business consistent with past practice, or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(g) repurchase, prepay or incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company, guarantee any debt securities of another person, enter into any “keep well” or other Contract to maintain any financial statement condition of any other person or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables consistent with past practice or payment of indebtedness that is reflected in the Company SEC Documents;

(h) enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any Company Material Contract or any Lease with respect to material Leased Real Estate or any other Contract or Lease that, if in effect as of the date hereof would constitute a Company Material Contract or Lease with respect to material Leased Real Estate hereunder;

(i) institute, settle or compromise any Legal Actions pending or threatened before any arbitrator, court or other Governmental Entity involving the payment of monetary damages by the Company of any amount exceeding $100,000 in the aggregate, other than (i) any Legal Action brought against Luminex or Purchaser arising out of a breach or alleged breach of the Merger Agreement by Luminex or Purchaser, and (ii) the settlement of claims, liabilities or obligations reserved against on the most recent balance sheet of the Company included in the Company SEC Documents; provided that the Company shall not settle or agree to settle any Legal Action which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on the Company’s business;

(j) make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable Law;

(k) (i) settle or compromise any material Tax claim, audit or assessment, (ii) make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, (iii) make any material amendments to any material Tax Returns or file claims for material Tax refunds, or (iv) enter into any material Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any Tax, surrender in writing any right to claim a material Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or its subsidiaries;

(l) except in connection with actions permitted by Section 6.04 of the Merger Agreement, take any action to exempt any person from, or make any acquisition of securities of the Company by any person not subject to, any state takeover statute or similar statute or regulation that applies to Company with respect to a Takeover Proposal or otherwise, including the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for Luminex, Purchaser or any of their respective subsidiaries or Affiliates, or the transactions contemplated by the Merger Agreement;

(m) abandon, encumber, convey title (in whole or in part), exclusively license or grant any right or other licenses to material Company IP, other than in the ordinary course of business consistent with past practice; or

(n) agree or commit to do any of the foregoing.

No Solicitation and Termination for a Superior Proposal. Under the Merger Agreement and except as expressly permitted by its terms, from the date of the Merger Agreement until the consummation of the Offer or, if earlier, the termination of the Merger Agreement in accordance with its terms, Nanosphere shall not and shall not authorize or permit its directors, officers, employees, advisors, agents, representatives and investment bankers (with respect to any person, the foregoing persons are referred to herein as such person’s “Representatives”) to, directly or indirectly, solicit, initiate, endorse or knowingly take any action to facilitate or encourage the submission of any Takeover Proposal (as defined below) or the making of any proposal that could reasonably be expected to lead to any Takeover Proposal, or (i) conduct, continue or engage in or otherwise participate in any discussions (other than to inform a person of the existence of such provisions) or negotiations with, disclose any non-public information relating to Nanosphere, afford access to the business, employees, properties, assets, books or records of Nanosphere or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Takeover Proposal, (ii) (A) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Nanosphere or (B) approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL, (iii) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Takeover Proposal, or (iv) resolve, propose, or agree to do any of the foregoing (each, a “Company Acquisition Agreement”). Subject to the below paragraph as set forth in the Merger Agreement, neither the Nanosphere Board nor any committee thereof shall fail to make, withdraw, amend, modify or materially qualify, in a manner adverse to Luminex or Purchaser, Nanosphere Board Recommendation, or recommend a Takeover Proposal, or make any public statement inconsistent with Nanosphere Board Recommendation, or resolve or agree to take any of the foregoing actions (any of the foregoing, a “Company Adverse Recommendation Change”). Upon execution of the Merger Agreement, Nanosphere was required to cease immediately and cause to be terminated, and is prohibited from authorizing or knowingly permiting any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date of the Merger Agreement with respect to any Takeover Proposal and to use its commercially reasonable efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of Nanosphere that was furnished by or on behalf of Nanosphere to promptly return or destroy (and confirm destruction of) all such information.

Notwithstanding the provisions described in the immediately preceding paragraph or anything else to the contrary contained in the Merger Agreement, after the date of the Merger Agreement and prior to the Offer Closing, the Nanosphere Board, directly or indirectly through any Representative, may, subject to the below paragraph as set forth in the Merger Agreement, (i) participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited Takeover Proposal in writing that Nanosphere Board believes in good faith, after consultation with Nanosphere’s outside legal counsel and financial advisor, constitutes or would reasonably be expected to result in a Superior Proposal (as defined below), (ii) thereafter furnish to such third party non-public information relating to Nanosphere pursuant to an executed confidentiality agreement that constitutes an Acceptable Confidentiality Agreement (as defined in the Merger Agreement), (iii) following receipt of and on account of a Superior Proposal (which has not been withdrawn and continues to be a Superior Proposal), make a Company Adverse Recommendation Change, and/or (iv) take any action that any court of competent jurisdiction orders Nanosphere to take (which order remains unstayed), but in each case referred to in the foregoing clauses (i) through (iv), only if Nanosphere Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to cause Nanosphere Board to be in breach of its fiduciary duties under applicable Law. Nothing contained therein will prevent Nanosphere Board from disclosing to Nanosphere’s stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to a Takeover Proposal, if Nanosphere determines, after consultation with outside legal counsel, that failure to disclose such position would constitute a violation of applicable Law. The Nanosphere Board shall not take any of the actions referred to in clauses (i) through (iv) of this paragraph as set forth in the Merger Agreement unless Nanosphere shall have delivered to Luminex a prior written notice advising Luminex that it intends to take such action. Nanosphere shall notify Luminex promptly (but in no event later than twenty-four (24) hours) after it obtains Knowledge of the receipt by Nanosphere (or any of its Representatives) of any Takeover Proposal, any request for non-public information relating to Nanosphere or any of its subsidiaries or for access to the business, properties, assets, books or records of Nanosphere or any of its subsidiaries by any third party. Nanosphere shall provide Luminex with at least two (2) business days’ notice of any meeting of Nanosphere Board at which Nanosphere Board is reasonably expected to consider any Takeover Proposal. Nanosphere shall promptly provide Luminex with a list of any non-public information concerning Nanosphere’s business, present or future performance, financial condition or results of operations, provided to any third party, and, to the extent such information has not been previously provided to Luminex, copies of such information.

Under the Merger Agreement, the Nanosphere Board is not permitted to make any Company Adverse Recommendation Change or enter into a Company Acquisition Agreement. Notwithstanding the foregoing, at any time prior to the Offer Closing, Nanosphere Board may make a Company Adverse Recommendation Change or enter into a Company Acquisition Agreement, if: (i) Nanosphere promptly notifies Luminex, in writing, at least three (3) business days (the “Notice Period”) before making a Company Adverse Recommendation Change or entering into a Company Acquisition Agreement, of its intention to take such action with respect to a Superior Proposal, which notice shall state expressly that Nanosphere has received a Takeover Proposal that Nanosphere Board intends to declare a Superior Proposal and that Nanosphere Board intends to make a Company Adverse Recommendation Change and/or Nanosphere intends to enter into a Company Acquisition Agreement; (ii) Nanosphere attaches to such notice the most current version of the proposed agreement (which version shall be updated on a prompt basis) and the identity of the third party making such Superior Proposal; (iii) thereafter Nanosphere shall keep Luminex informed, on a reasonably current basis (which shall be considered in light of the circumstances of such proposal or offer and the time by which Luminex has the opportunity to respond), of the status and terms of any such proposals or offers (including any amendments thereto); (iv) Nanosphere shall use its reasonable best efforts to cause its Representatives to, during the Notice Period, negotiate with Luminex in good faith to make such adjustments in the terms and conditions of the Merger Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal, if Luminex, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Proposal, including, any revision in price, the Notice Period shall be extended, if applicable, to ensure that at least two (2) business days remains in the Notice Period subsequent to the time Nanosphere notifies Luminex of any such material revision (it being understood that there may be multiple extensions)); and (v) Nanosphere Board determines in good faith, after consulting with Nanosphere’s outside legal counsel and financial advisor, that such Takeover Proposal continues to constitute a Superior Proposal after taking into account any adjustments made by Luminex during the Notice Period in the terms and conditions of the Merger Agreement and (vi) in the case of a Superior Proposal, no such termination of the Merger Agreement pursuant to paragraph (c) of the “Termination” section of the Merger Agreement, may be made until after the second Business Day following Luminex’s receipt of written notice from Nanosphere advising Luminex that Nanosphere intends to terminate the Merger Agreement pursuant to paragraph (c) of the “Termination” section of the Merger Agreement.

Under the Merger Agreement:

•	“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains confidentiality and standstill provisions that are no less favorable to Nanosphere than those contained in the Confidentiality Agreement (as defined in the Merger Agreement).

•	“Acquisition Transaction” means any transaction or series of related transactions with a person or “group” (as defined in the Exchange Act) relating to the acquisition of at least 15 percent of the assets of, equity interests in, or business of Nanosphere and its subsidiaries, taken as a whole, pursuant to a merger, reorganization, recapitalization, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or other similar transaction.

•	“Superior Proposal” means a bona fide written Takeover Proposal that the Nanosphere Board determines in good faith (after consulting with the Nanosphere’s outside legal counsel and financial advisor) taking into account all legal, financial, regulatory, and other aspects of the Takeover Proposal as the Nanosphere Board, in the good faith exercise of its fiduciary duties, deems relevant, and taking into account the person or group making the Takeover Proposal, including the financing terms and estimated time of completion thereof, is more favorable from a financial point of view to the holders of Nanosphere common stock than the transactions contemplated by the Merger Agreement (taking into account (A) any adjustment to the terms and conditions of the Merger Agreement proposed by Luminex in response to such Takeover Proposal and (B) any termination fees and expense reimbursement provisions); provided, that for purposes of this definition of “Superior Proposal,” references in the term “Takeover Proposal” to “15% or more” shall be deemed to be references to “a majority.”.

•	“Takeover Proposal” means any offer or proposal (other than an offer or proposal by Luminex) related to an Acquisition Transaction.

Access to Information. Subject to applicable law, upon reasonable notice by or on behalf of Luminex, Nanosphere is required to afford Luminex’s officers and other authorized Representatives reasonable access, during normal business hours throughout the Pre-Closing Period, to Nanosphere’s officers, employees, agents, properties, books, contracts and records. Nanosphere is also required to furnish Luminex and Purchaser all financial, operating and other data and information as Luminex and Purchaser may reasonably request. Nanosphere’s obligation to provide the foregoing access and information is subject to certain exceptions for compliance with applicable law and the preservation of attorney-client privilege.

Stock Exchange Delisting; Director Resignations. Pursuant to the Merger Agreement, Nanosphere is required to cooperate with Luminex and use reasonable best efforts to take all actions reasonably necessary, proper or advisable on its part under applicable law and Nasdaq rules and policies and/or any other applicable stock exchange or automated quotation system to enable the delisting by the Surviving Corporation of Shares from Nasdaq and/or any other applicable stock exchange or automated quotation system and the deregistration of Shares under the Exchange Act as promptly as practicable after the Effective Time (if such delisting and deregistration will not have already occurred prior to the Effective Time). At the closing of the Merger, Nanosphere is required to deliver to Luminex evidence reasonably satisfactory to Luminex of the resignation of the directors of Nanosphere and its subsidiaries (other than directors of Nanosphere’s subsidiaries who Luminex determines shall continue to serve in such capacities following the Effective Time), effective at the Effective Time.

Indemnification and Insurance. The Merger Agreement requires the Surviving Corporation to fulfill and honor the obligations of Nanosphere and its subsidiaries pursuant to (i) each indemnification agreement in effect between Nanosphere or its subsidiaries and any present or former director or officer of Nanosphere or any of its subsidiaries and (ii) any indemnification provision and any exculpation provision set forth in Nanosphere’s or any of its subsidiaries’ organizational documents as in effect on the date of the Merger Agreement.

The Merger Agreement also requires the Surviving Corporation to, for six years after the Effective Time, maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each person currently covered by Nanosphere’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement. However, the Surviving Corporation is not obligated to pay annual premiums in excess of 300 percent of the amount per annum Nanosphere paid in its last full fiscal year prior to the date of the Merger Agreement (the “Maximum Premium”) and if such premiums for such insurance would at any time exceed the Maximum Premium, then the Surviving Corporation will cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith judgment, that amount of directors’ and officers’ insurance (or “tail” coverage) obtainable for an annual premium equal to the Maximum Premium.

Commercially Reasonable Efforts. The Merger Agreement requires, subject to its terms and conditions, that each of Nanosphere and Luminex use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary under applicable law to consummate the transactions contemplated by the Merger Agreement, including (i) obtaining all necessary actions, waivers, consents and approvals from governmental authorities, the expiry or early termination of any applicable waiting periods, the making of all necessary registrations and filings (including filings with governmental authorities, if any) and the taking of such commercially reasonable steps as may be reasonably necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental authorities, (ii) the delivery of required notices to, and the obtaining of required consents or waivers from, third parties and (iii) the execution and delivery of any additional instruments reasonably necessary to effect the Merger and to fully carry out the purposes of the Merger Agreement.

The Merger Agreement further provides that, subject to applicable law relating to the exchange of information, Nanosphere and Luminex and their respective counsel will (i) have the right to review in advance, and to the extent practicable each shall consult the other on, any material filing made with, or written materials to be submitted to, any governmental authority in connection with the transactions contemplated by the Merger Agreement, (ii) promptly inform each other of any material communication (or other material correspondence or memoranda) received from, or given to, any governmental authority and (iii) promptly furnish each other with copies of all material correspondence, filings and written communications between them or their subsidiaries or affiliates, on the one hand, and any governmental authority or its respective staff, on the other hand, with respect to the transactions contemplated by the Merger Agreement. Nanosphere and Luminex will, to the extent practicable, provide the other party and its counsel with advance notice of and the opportunity to participate in any material discussion or meeting with any governmental authority in respect of any filing, investigation or other inquiry in connection with the transactions contemplated by the Merger Agreement.

However, nothing in the Merger Agreement obligates Luminex, Purchaser or any of their respective subsidiaries to, and Nanosphere will not and will cause each of its subsidiaries to not, agree to limit in any manner whatsoever (i) any rights of ownership of any securities (including Shares), or to divest, dispose of or hold separate any securities or all or a portion of their respective businesses, assets or properties or of the business, assets or properties of their respective subsidiaries or (ii) the ability of such entities (A) to conduct their respective businesses or own such assets or properties or to conduct the businesses or own the properties or assets of their respective subsidiaries or (B) to control their respective businesses or operations or the businesses or operations of their respective subsidiaries.

Takeover Laws. The Merger Agreement provides that, if any “control share acquisition,” “fair price,” “moratorium” or other applicable anti-takeover law becomes or is deemed to be applicable to Nanosphere, Luminex, Purchaser, the Offer, the acquisition of shares of Company common stock pursuant to the Offer, the

Merger or any other transaction contemplated by the Merger Agreement, then each of Nanosphere, Luminex, Purchaser and their respective boards of directors are required to grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such applicable anti-takeover law inapplicable to the foregoing.

Notice of Certain Events. The Merger Agreement provides that, during the Pre-Closing Period, each of Purchaser, Luminex and Nanosphere is required to promptly notify the other in writing of (i) any material notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement, (ii) any material notice or other communication from any governmental entity in connection with the transactions contemplated by the Merger Agreement, (iii) any Legal Actions (including copies of all pleadings and correspondence relating thereto) commenced or to the Knowledge of Nanosphere threatened against Nanosphere or any of its subsidiaries or Luminex or its subsidiaries, as applicable, arising out of or relating to the Merger Agreement or the transactions contemplated by the Merger Agreement (“Transaction Legal Action”), and (iv) any representation or warranty of such party contained in the Merger Agreement becoming untrue or inaccurate in any material respect, or the material failure of any party to comply with or satisfy any covenant, condition or agreement in the Merger Agreement, in each case such that the Conditions to the Offer would not be satisfied or would give rise to a right a termination set forth in the Merger Agreement. In addition, Nanosphere is obligated to notify Luminex and Purchaser promptly of any change or event having, or which is reasonably likely to have, a Company Material Adverse Effect or which would reasonably be likely to result in the failure of any of the Conditions to Offer to be satisfied. In no event shall the delivery of any notice by a party pursuant to such paragraph limit or otherwise affect the respective rights, obligations, representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under the Merger Agreement. With respect to any Transaction Legal Action, Nanosphere is obligated to give Luminex the opportunity to participate in the defense, settlement, or compromise of any such Transaction Legal Action, and no such settlement or compromise shall be agreed to without the prior written consent of Luminex, which consent shall not be unreasonably withheld, conditioned, or delayed. For purposes of this paragraph in the Merger Agreement, “participate” means that Luminex will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Legal Action by Nanosphere (to the extent the attorney-client privilege between Nanosphere and its counsel is not undermined or otherwise affected), and Luminex may offer comments or suggestions with respect to the Transaction Legal Action but will not be afforded any decision making power or other authority over the Transaction Legal Action except for the settlement or compromise consent thereof as set forth above.

Approval of Compensation Actions. Prior to the Offer Closing, Nanosphere (acting through the compensation committee of the Nanosphere Board) is required to take all such steps as may be required to cause each agreement, arrangement or understanding entered into by Nanosphere on or after the date of the Merger Agreement with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Payoff of Existing Nanosphere Indebtedness. Pursuant to the Merger Agreement, Nanosphere is required to use reasonable best efforts to obtain customary payoff letters acceptable to Luminex from all financial institutions and other persons to which indebtedness of Nanosphere or any of its subsidiaries is owed, including the payoff amount and providing that liens and guarantees, if any, granted in connection therewith related to the assets, rights and properties of Nanosphere and its subsidiaries securing such indebtedness and any other obligations secured thereby shall be, upon the payment of the amount set forth in the applicable payoff letter at or prior to the consummation of the Offer, released and terminated. Nanosphere is required to take, or cause to be taken (including in each case, as applicable, refraining from taking), all action necessary to ensure that there shall not be an “Event of Default” under Nanosphere’s credit agreements, except to the extent such Events of Defaults are waived by the lenders (or subject to forbearance by the lenders on the date of the Merger Agreement) under.

Nanosphere is required to promptly provide Luminex and Purchaser with a copy of any material communication (including any notice or demand) sent or received with respect to or under the credit agreement. At the time of consummation of the Offer, subject to Luminex making available necessary funds to do so, Nanosphere will use reasonable best efforts to (A) terminate the credit facilities requested by Luminex to be so terminated, and all related contracts to which Nanosphere or any of its subsidiaries is a party and (B) cause to be released any liens on its assets relating to such terminated credit facilities.

Stockholder Litigation. Nanosphere is required to, as promptly as reasonably practicable,notify Luminex in writing of, and give Luminex the opportunity to participate (at Luminex’s expense) in the defense and settlement of, any Stockholder Litigation. No compromise or full or partial settlement of any Stockholder Litigation may be agreed to by Nanosphere without Luminex’s prior written consent.

Public Announcements. The Merger Agreement provided that the initial press release with respect to the Merger Agreement and the transactions contemplated therein would be a release mutually agreed to by Nanosphere and Luminex. Pursuant to the Merger Agreement each of Nanosphere, Luminex and Purchaser agreed that no public release or announcement concerning the Offer, the Merger and the other transactions contemplated hereby would be issued by any party without the prior written consent of Nanosphere and Luminex (which consent will not be unreasonably withheld or delayed), except as such release or announcement may be permitted by the Merger Agreement or required by applicable Law or the rules or regulations of any applicable United States securities exchange or Governmental Entity to which the relevant party is subject, wherever situated, in which case the party required to make the release or announcement will consult with the other party about, and allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

Section 16 Matters. Prior to the Effective Time, Nanosphere will take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of shares of Company common stock (including derivative securities with respect to such shares) that are treated as dispositions under such rule and result from the Offer, the Merger and the other transactions contemplated hereby by each director or officer of Nanosphere who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Nanosphere.

(o) Employee Benefit Matters. Luminex and the Surviving Corporation will not take any action that would have the effect of requiring any notice or consent to be given or sought prior to the closing of the Merger pursuant to the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to the plant closing, relocations, mass layoffs and employment losses in connection with the transactions contemplated by the Merger Agreement. With respect to any “employee benefit plan” as defined in Section 3(3) of ERISA maintained by Luminex or any of its subsidiaries, excluding both any retiree healthcare plans or programs maintained by Luminex or any of its subsidiaries and any equity compensation arrangements maintained by Luminex or any of its subsidiaries (collectively, “Luminex Benefit Plans”) in which any employees of the Company who remain employed immediately after the Effective Time (collectively, the “Company Continuing Employees”) will participate effective as of the Effective Time, Luminex will, or will cause the Surviving Corporation to, recognize all service of the Company Continuing Employees with the Company or any of its subsidiaries, as the case may be as if such service were with Luminex, for vesting and eligibility purposes (but not for (i) purposes of early retirement subsidies under any Luminex Benefit Plan that is a defined benefit pension plan or (ii) benefit accrual purposes, except for vacation, if applicable) in any Luminex Benefit Plan in which such Company Continuing Employees may be eligible to participate after the Effective Time; provided, that such service will not be recognized to the extent that (x) such recognition would result in a duplication of benefits or (y) such service was not recognized under the corresponding Company Employee Plan.

This provisions described in the above paragraph are binding upon and inure solely to the benefit of each of the parties to the Merger Agreement, and nothing in such provisions of the Merger Agreement, express or implied, confer upon any other person any rights or remedies of any nature whatsoever nor deem any other person to be a third party or other beneficiary of the Merger Agreement. No part of the Merger Agreement described in the above paragraph, (i) shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement or (ii) shall alter or limit the ability of the Surviving Corporation, Luminex or any of their respective Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them. The parties to the Merger Agreement have acknowledged and agreed that the terms described in the above paragraph of the Merger Agreement do not create any right in any Nanosphere Employee or any other person to any continued employment with the Surviving Corporation, Luminex or any of their respective subsidiaries or compensation or benefits of any nature or kind whatsoever. With respect to matters described in the above paragraph of the Merger Agreement, Nanosphere will not send any written notices or other written communication materials to Nanosphere Employees without the prior written consent of Luminex, not to be unreasonably withheld or delayed.

With respect to the Nanosphere, Inc. 401(k) Plan (the “401(k) Plan”), if at any time prior to the closing of the Merger a failure to comply with applicable Laws or the requirements of the 401(k) Plan is identified (whether by Luminex or its counsel, the Company or its counsel, or otherwise), then prior to the closing of the Merger, the Company shall act diligently and in good faith and use its commercially reasonable best efforts to (i) cause its plan advisors to prepare and submit a Voluntary Correction Program application to the IRS under the IRS’s correction program, and/or a Voluntary Fiduciary Correction Program application to the U.S. Department of Labor, as applicable, to correct the problem or failure, and (ii) shall make all contributions to and other adjustments with respect to amounts held in the 401(k) Plan required with respect to the correction. For purposes of clarification, so long as the Company has acted diligently and in good faith, and used its commercially reasonable best efforts, the inability of Nanosphere to complete the preparation and submission of the Voluntary Correction Program Application and/or make the necessary contribution, due to insufficient time between the identification of the compliance problem or failure, and the closing of the Merger, shall not be deemed a breach of the Merger Agreement by the Company, nor a failure of any condition precedent to closing of the Merger.

Conditions to the Offer. Conditions to the Offer are described below under Section 13 — “Conditions to the Offer.”

Conditions to Closing of the Merger. Pursuant to the Merger Agreement, Luminex’s, Purchaser’s and Nanosphere’s obligations to effect the Merger are subject to the satisfaction or waiver, on or prior to the closing of the Merger, of the following conditions: (a) Purchaser shall have consummated the Offer; and (b) no court of competent jurisdiction or any governmental authority having jurisdiction over any party hereto shall have issued any order, nor any applicable law or other legal restraint, injunction or prohibition shall be in effect that makes closing of the Merger illegal or otherwise prohibited.

Termination. The Merger Agreement provides that it may be terminated, and the Offer, the Merger, and the other transactions contemplated by the Merger Agreement may be abandoned, at any time prior to the consummation of the Offer (except for termination pursuant to the terms described below in clause (ii) of paragraph (b), which may occur at any time prior to the Effective Time):

(a) by mutual written agreement of Nanosphere and Luminex.

(b) by either Nanosphere or Luminex if:

(i) (A) the Offer is not consummated in accordance with its terms and the Merger Agreement on or before October 31, 2016 (the “Outside Date”); or (B) if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order making illegal, permanently enjoining or otherwise permanently prohibiting the consummation of the Offer or the Merger or the other transactions contemplated hereby, and such Law or Order shall have become final and nonappealable.

However, the right to terminate the Merger Agreement pursuant to the provisions described in this clause (i) of paragraph (b) is not available to any party whose material breach of any provisions of the Merger Agreement was the cause of, or resulted in, the event specified in this paragraph.

(c) by Luminex, prior to the consummation of the Offer, if (i) a Company Adverse Recommendation Change shall have occurred, (ii) Nanosphere shall have entered into, or publicly announced its intention to enter into, a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement), (iii) the Nanosphere Board shall have failed to reaffirm publicly the Nanosphere Board Recommendation as promptly as practicable (but in any event within five (5) business days) after receipt of any Takeover Proposal that becomes public (other than by action of Luminex or an Affiliate of Luminex) and a written request to do so from Luminex, (iv) a tender offer or exchange offer relating to Company common stock (or any security convertible or exchangeable into Company common stock) shall have been commenced by a person unaffiliated with Luminex and Nanosphere shall not have sent to its stockholders pursuant to Rule 14e-2 under the Securities Act, within eleven (11) business days after such tender offer or exchange offer is first published, sent or given, a statement reaffirming Nanosphere Board Recommendation and unequivocally recommending that stockholders reject such tender or exchange offer, or (v) Nanosphere or Nanosphere Board (or any committee thereof) shall publicly announce its intentions to do any of actions specified in clauses (i) or (ii) of this paragraph or to not do any of the actions specified in clauses (iii) or (iv) of this paragraph; or

(d) by Luminex, prior to the consummation of the Offer, if Nanosphere shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform would have a Material Adverse Effect; provided that, for purposes of such paragraph of the Merger Agreement, if such breach is curable by Nanosphere within the earlier of the Outside Date and 20 business days of the date Luminex gives Nanosphere notice of such breach and Nanosphere is continuing to use its commercially reasonable efforts to cure such breach, then Luminex may not terminate the Merger Agreement under such paragraph on account of such breach unless such breach shall remain uncured upon the earlier of the Outside Date and the expiration of such 20 business day period; provided further that Luminex shall not be entitled to terminate the Merger Agreement pursuant to such paragraph if either Luminex or Purchaser is in breach of its obligations under the Merger Agreement such that Nanosphere would be entitled to terminate the Merger Agreement.

(e) by Nanosphere if, prior to the consummation of the Offer, the Nanosphere Board authorizes Nanosphere, in full compliance with the terms of the Merger Agreement, to enter into a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal; provided that Nanosphere shall have paid any Termination Fee hereof in accordance with the terms, and at the times, specified in the Merger Agreement; and provided further that in the event of such termination, Nanosphere substantially concurrently enters into such Company Acquisition Agreement; or

(f) if, prior to the consummation of the Offer, Luminex or Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement; provided that, for purposes of this paragraph, if such breach is curable by the Luminex within the earlier of the Outside Date and 20 business days of the date the Company gives Luminex notice of such breach and Luminex is continuing to use its commercially reasonable efforts to cure such breach, then the Company may not terminate the Merger Agreement under such paragraph of the Merger Agreement on account of such breach unless such breach remains uncured upon the earlier of the Outside Date and the expiration of such 20 business day period; provided further that Nanosphere will not be entitled to terminate the Merger Agreement pursuant to such paragraph of the Merger Agreement if Nanosphere is in breach of its obligations under the Merger Agreement such that Luminex would be entitled to terminate the Merger Agreement.

Fees and Expenses. Except as described below with respect to the Termination Fee, all costs and expenses incurred in connection with the Merger Agreement are required to be paid by the party incurring the costs or expenses.

If the Merger Agreement is terminated pursuant to clause paragraph (d) under “Termination” above, prior to and as a condition to the effectiveness of such termination, Nanosphere is required to pay Luminex, within two (2) business days after such termination, a fee in immediately available funds in the amount of Three Million Dollars ($3,000,000) (the “Termination Fee”).

If the Merger Agreement is terminated by Nanosphere pursuant to paragraph (e) under “Termination” above, then Nanosphere is required to pay to Luminex (by wire transfer of immediately available funds), at or prior to such termination, the Termination Fee.

If the Merger Agreement is terminated (i) prior to the consummation of the Offer, by Luminex pursuant to paragraph (d) under “Termination” above, or (ii) by Nanosphere or Luminex pursuant to paragraph (b)(1)(A) under “Termination” above and, in the case of clauses (i) and (ii) immediately above, (A) prior to such termination, a Takeover Proposal shall (1) in the case of a termination pursuant to paragraph (b)(1)(A) under “Termination” above, have been publicly disclosed and not withdrawn or (2) in the case of a termination pursuant to paragraph (d) under Termination above, have been publicly disclosed or otherwise made or communicated to Nanosphere or the Nanosphere Board, and not withdrawn, and (B) within 12 (twelve) months following the date of such termination of the Merger Agreement the Company shall have entered into a definitive agreement with respect to any Takeover Proposal, or any Takeover Proposal shall have been consummated (in each case whether or not such Takeover Proposal is the same as the original Takeover Proposal made, communicated or publicly disclosed), then in any such event Nanosphere shall pay to Luminex (by wire transfer of immediately available funds), immediately prior to and as a condition to consummating such transaction, the Termination Fee.

Nanosphere agreed in the Merger Agreement that if it fails to pay in a timely manner the amounts due pursuant to the Fees and Expenses section of the Merger Agreement, and, in order to obtain such payment, Luminex makes a claim against Nanosphere that results in a judgment against Nanosphere, Nanosphere will pay to Luminex the reasonable costs and expenses of Luminex (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection with such suit, together with interest on the amounts set forth in the Fees and Expenses section at the prime lending rate prevailing during such period as published in The Wall Street Journal. Any interest payable thereunder will be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year. The parties acknowledged and agreed that in no event will Nanosphere be obligated to pay the Termination Fee on more than one occasion.

Except as expressly set forth in this Fees and Expenses section, all Expenses incurred in connection with the Merger Agreement and the transactions contemplated hereby will be paid by the party incurring such Expenses.

Amendments and Waivers. Any provision of the Merger Agreement may be amended or waived at any time before or after approval of the Merger Agreement and the transactions contemplated by the Merger Agreement and the Support Agreement by the respective boards of directors or stockholders of the parties to the Merger Agreement if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Merger Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. However, without further approval of Nanosphere’s stockholders, no such amendment or waiver will be made or given that requires the approval of the stockholders of Nanosphere under the DGCL unless the required further approval is obtained. Any failure of any of the parties to comply with any obligation, covenant, agreement or condition in the Merger Agreement may be waived at any time prior to the Effective Time by any of the parties entitled to the benefit thereof only by a written instrument signed by each such party granting such waiver.

Mutual Non-Disclosure Agreement.

In connection with Luminex’s evaluation of the potential business combination that resulted in the Offer, Nanosphere and Luminex entered into a Mutual Confidentiality/Non-Disclosure Agreement, entered into as of

November 6, 2015 (as amended, the “Confidentiality Agreement”). As a condition to being furnished confidential information of Nanosphere, Luminex agreed, among other things, to keep such confidential information confidential and to use it only for specified purposes. The Confidentiality Agreement also contained provisions that prohibit Luminex, until two years from the date of the Confidentiality Agreement, from taking the following actions:

(a) entering into any discussions, negotiations, agreements, arrangement or understandings (whether written or oral) with any person (as defined in the Confidentiality Agreement), other than Nanosphere and its Representatives, regarding the Transaction (as defined in the Confidentiality Agreement);

(b) directly or indirectly restricting the ability of any other person to provide financing (debt, equity or otherwise) to any other person for the Transaction or any similar transaction; or

(c) disclosing any such confidential information, without the prior written consent of Nanosphere, to any actual or potential sources of financing (debt, equity or otherwise) other than to bona fide third party institutional lenders who are or may be engaged to provide debt financing to Luminex or its affiliates.

In addition, the Confidentiality Agreement contains a non-solicitation provision prohibiting Luminex, during the one-year period commencing on the date of the Confidentiality Agreement, from soliciting for employment any officer, director, or employee of Nanosphere or any of its subsidiaries or divisions in an executive or management level position or who is otherwise considered by Nanosphere (in its sole discretion) to be a key employee with whom Luminex had contact or became aware of in connection with a possible transaction (subject to certain exceptions described in the Confidentiality Agreement). Under the Merger Agreement, Luminex and Purchaser are required to, and are required to cause their affiliates and Representatives to, comply with the Confidentiality Agreement as if a party to the Confidentiality Agreement. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (d)(3) to the Schedule TO filed by Luminex with the Securities and Exchange Commission on the date hereof (the “Schedule TO”), and is incorporated herein by reference.

Letter of Intent.

Prior to entering into the Merger Agreement, Nanosphere and Luminex entered into the LOI, pursuant to which Nanosphere and Luminex agreed, among other things, that from the date thereof through 5:00 P.M. Eastern Daylight Time on May 27, 2016 (the “Exclusivity Period”). In addition, Nanosphere also agreed not to, among other things, solicit any alternative transactions to the transaction being discussed by Nanosphere and Luminex during the Exclusivity Period. The foregoing summary is qualified in its entirety by reference to the complete text of the LOI, which is filed as Exhibit (d)(4) to the Offer to Purchase and incorporated herein by reference.

Support Agreements.

Concurrently with the execution and delivery of the Merger Agreement, on May 15, 2016, Luminex entered into a Support Agreement with each of Nanosphere’s directors and officers (the “Support Agreements”) pursuant to which each such person or entity agreed, among other things, to tender his, her or its Shares pursuant to the Offer. Each such person also agreed to vote his, her, or its Shares: (i) for adoption and approval of the Merger Agreement and the transactions and agreements contemplated thereby; (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement; and (iii) against any of the following actions (other than those actions that relate to the Offer, the Merger and any other transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, or reorganization of the Company or any of its subsidiaries, (B) any sale, lease or transfer of any significant part of the assets of the Company or any of its subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its subsidiaries, (D) any material change in the capitalization of the Company or any of its subsidiaries, or the corporate structure of the Company or any of its subsidiaries, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Offer, the Merger or any other transaction expressly contemplated by the Merger Agreement.

The Support Agreements terminate upon the earliest of: (a) the termination of the Merger Agreement in accordance with its terms, and (b) the entry without the prior written consent of stockholder into any amendment or modification to the Merger Agreement or any waiver of any of the Company’s rights under the Merger Agreement, in each case, that results in (i) a decrease in the Offer Price or Merger Consideration (each as defined in the Merger Agreement on the date hereof) or (ii) a change in the form of consideration to be paid in the Offer or in the form of Merger Consideration.

As of the close of business on May 15, 2016, these stockholders collectively owned a number of Shares equal to approximately 3.8% of the issued and outstanding Shares and as of the close of business on June 1, 2016 collectively owned a number of Shares equal to approximately 1% of the issued and outstanding Shares due to the issuance of additional Shares.

The foregoing summary is qualified in its entirety by reference to the complete text of the form of Support Agreements, which was filed as Exhibit 99.2 to Luminex’s Current Report on Form 8-K. on May 16, 2016, and is incorporated herein by reference.

Section 12.	Source and Amount of Funds

Luminex, the parent company of Purchaser, will provide Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger. We estimate that the total amount of funds necessary to purchase all issued and outstanding Shares and other equity-based interests of Nanosphere pursuant to the Offer and the Merger and to fund the repayment of Nanosphere’s outstanding debt will be approximately $91.4 million. This figure reflects the conversion of all preferred stock of Nanosphere to common stock, and assumes that all “in-the-money” Nanosphere warrants will be exercised (except for the LSAF/SWK Lenders Warrants dated April 14, 2015 and December 22, 2015). We expect to fund these payments through either a capital contribution or an intercompany loan from Luminex to Purchaser (the terms of which have not yet been determined). Luminex will obtain such funds from cash on hand and/or cash generated from general corporate activities in the ordinary course of business. Luminex and Purchaser do not have any alternative financing plans or arrangements. The Offer is not conditioned upon any financing arrangements.

Section 13.	Conditions to the Offer

The Offer is conditioned upon the satisfaction or waiver (to the extent permitted by applicable law) of the following conditions (each, an “Offer Condition”):

•	There shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that would represent at least a majority of Shares outstanding, excluding Shares that are owned as of the date of the commencement of the Offer by Nanosphere or any direct or indirect wholly-owned subsidiary of Nanosphere and excluding any Shares tendered by notice of guaranteed delivery but not actually delivered to the Depositary prior to the Expiration Time (the “Minimum Condition”).

•	At the time of expiration of the Offer or immediately prior to payment for Shares tendered pursuant to the Offer:

•

no order issued by a governmental authority, or any applicable law is in effect that would (1) make the Offer or the Merger illegal, (2) otherwise prevent the consummation of the Offer or closing of the Merger or (3) impose any limitations on the ownership or operation by Luminex (or any of its subsidiaries) of all or any portion of the businesses or assets of Luminex, Nanosphere or any of their respective subsidiaries, or to compel Luminex, Nanosphere or any of their respective subsidiaries to dispose of or hold separate any portion of the businesses or assets of Luminex, Nanosphere or any of their respective subsidiaries (the “No Order Condition”);

•	any applicable waiting period (and any extensions thereof) under the Hart-Scott-Rodino Act Antitrust Improvements Act of 1976 (the “HSR Act”) applicable to the transactions contemplated by the Merger Agreement has not expired or been terminated (the “HSR Condition”);

•	no proceeding has been commenced and is pending by any United States federal or state or foreign governmental authority of competent jurisdiction seeking an order that would have any of the effects referred to in the No Order Condition;

•	no Company Material Adverse Effect (as defined in Section 11 — “Purpose of the Offer and Plans for Nanosphere; Merger Agreement and Other Agreements”) has occurred following the date of the Merger Agreement;

•	the representations and warranties made by Nanosphere in the Merger Agreement shall be accurate, subject to the materiality and other qualifications set forth in the Merger Agreement (the “Representations Condition”);

•	Nanosphere has not failed to perform in any material respect any obligation or comply in any material respect with any of its agreements and covenants under the Merger Agreement prior to such time (the “Covenants Condition”);

•	Nanosphere has delivered to Luminex a certificate signed by a Nanosphere senior executive officer dated the date on which the Offer expires certifying that the Representations Condition and the Covenants Condition have been satisfied; or

•	the Merger Agreement has not been terminated in accordance with its terms.

The foregoing conditions are in addition to, and not a limitation of, the rights of Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms of the Merger Agreement.

As noted above, for purposes of the Merger Agreement, including the Minimum Condition, Shares subject to notices of guaranteed delivery will not be considered to be validly tendered in the Offer unless and until such Shares are actually delivered to the Depositary.

Subject to the applicable rules and regulations of the SEC, we expressly reserve the right (but are not obligated), at any time and from time to time, in our sole discretion, to waive any Offer Condition or modify the terms of the Offer, except that, without Nanosphere’s prior written consent, we cannot (a) reduce the number of Shares subject to the Offer, (b) reduce the Offer Price, (c) modify or waive the Minimum Condition, (d) add to the Offer Conditions or otherwise modify any Offer Condition in a manner adverse to the holders of Shares, (e) extend the Offer except as required or permitted by certain provisions of the Merger Agreement or (f) change the form of consideration payable in the Offer. In addition, without Nanosphere’s written consent, we may not extend the Offer, and without Luminex’s prior written consent, Nanosphere cannot require us to extend the Offer, in each case beyond the earlier of the Outside Date and the termination of the Merger Agreement. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

The failure by Luminex, Purchaser or any of Luminex’s or Purchaser’s affiliates at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Section 14.	Dividends and Distributions

The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, Nanosphere is not permitted to, and is required not to permit any of its subsidiaries to, without Luminex’s prior consent, declare, accrue, set aside or pay any dividend or make any other distribution on or in respect of (whether in cash, stock, property or otherwise) Nanosphere’s capital stock or other securities. See Section 11 — “Purpose of the Offer and Plans for Nanosphere; Merger Agreement and Other Agreements.”

Section 15.	Certain Legal Matters

General. Except as otherwise set forth in this Offer to Purchase, based on our review of Nanosphere’s publicly available SEC filings and other information regarding Nanosphere, we are not aware of any licenses or other regulatory permits that appear to be material to the business of Nanosphere and that might be adversely affected by the acquisition of Shares by us pursuant to the Offer or, except as set forth below, of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by us pursuant to the Offer. We are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of Shares. Should any such approval or other action be required, we currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it would be obtained without substantial conditions, and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Nanosphere’s or our business or that certain parts of Nanosphere’s or our business might not have to be disposed of or held separately. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13 — “Conditions to the Offer.”

Compliance with the HSR Act. Under the HSR Act and the related rules and regulations promulgated by the Federal Trade Commission (“FTC”), certain transactions may not be consummated until specified information and documentary material (which we refer to as the “Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. Under the HSR Act, our purchase of Shares in the Offer may not be consummated until the expiration of a 15 calendar day waiting period following the filing by Luminex, on behalf of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Luminex and Nanosphere will file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer promptly after the commencement of the Offer and in sufficient time for the 15 calendar day waiting period to expire prior to the initial scheduled Expiration Date of the Offer. The required waiting period with respect to the Offer will expire in the ordinary course at 11:59 p.m., Eastern Daylight Time, 15 days from the date of such filing, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (which we refer to as a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended until 10 calendar days following the date of substantial compliance by Luminex with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period can be extended only by court order or with the consent of Luminex.

At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of

Luminex, Purchaser, Nanosphere or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Luminex believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 13 — “Conditions of the Offer.”

State Takeover Laws. A number of states (including Delaware, where Nanosphere is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (described to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such time. Nanosphere has represented to us in the Merger Agreement that the Nanosphere Board (at a meeting duly called and held) has duly and unanimously adopted resolutions that are sufficient to render inapplicable to Luminex and Purchaser the restrictions on business combinations set forth in Section 203 of the DGCL and any other takeover laws that may purport to be applicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Accordingly, no Delaware statute should have the effect of precluding the Offer or the Merger. Purchaser has not attempted to comply with any other state takeover laws in connection with the Offer or the Merger. To the extent that the provisions of other state takeover statutes purport to apply to the Offer or the Merger, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated by the Merger Agreement (other than the DGCL), and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13 — “Conditions to the Offer.”

Appraisal Rights. No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is effected, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, is required to notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Nanosphere a written demand for appraisal of Shares held, which demand must reasonably inform Nanosphere of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to properly exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL will be included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is effected. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is effected within one year after the purchase of Shares pursuant to the Offer and the amount paid per Share pursuant to the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Luminex nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Nanosphere will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Nanosphere. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Luminex, Purchaser and Nanosphere will take all necessary and appropriate action to effect the Merger as promptly as practicable without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the DGCL.

Litigation. None.

Section 16.	Fees and Expenses

We have retained Perella Weinberg as financial advisor in connection with the Offer. Luminex has agreed to pay Perella Weinberg customary fees for such services, to reimburse Perella Weinberg for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Perella Weinberg and related persons against various liabilities. Perella Weinberg and its affiliates are engaged in investment banking, financial advisory services, investment management, asset management and other advisory services and sponsor special purpose acquisition vehicles in which they may hold long or short positions and may trade, for their own account or the accounts of customers, in debt or equity or other securities or financial instruments of Luminex, Nanosphere or any of their respective affiliates.

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

Section 17.	Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

We have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. In addition, Nanosphere concurrently is filing the Schedule 14D-9 (including exhibits) in accordance with the Exchange Act setting forth its recommendation and furnishing certain additional related information. The Schedule TO and the Schedule 14D-9, and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8 — “Certain Information Concerning Nanosphere — Available Information.”

No person has been authorized to give any information or make any representation on behalf of Purchaser or Luminex not contained in this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company or other nominee shall be deemed to be the agent of Luminex, Purchaser, Nanosphere, the Information Agent or the Depositary or any of their affiliates for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Luminex, Purchaser, Nanosphere or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Neither the Offer, nor this Offer to Purchase, nor the Letter of Transmittal, nor the Notice of Guaranteed Delivery constitutes a solicitation of proxies for any meeting of Nanosphere’s stockholders. Any such solicitation that we or any of our affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

Commodore Acquisition, Inc.

June 2, 2016

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND

THE EXECUTIVE OFFICERS OF LUMINEX AND PURCHASER:

The following table sets forth information about Luminex’s directors and executive officers as of June 2, 2016. For all occupation or employment at Luminex, the business address is 12212 Technology Boulevard, Austin, Texas 78727. Luminex’s telephone number at such address is (512) 219-8020.

Name	Citizenship	Principal Occupation or Employment and Five-Year Employment History
Nachum Shamir	United States and Israel

President/CEO

Mr. Shamir joined Luminex in October 2014 as President and Chief Executive Officer and was elected to the Luminex board of directors. From 2006 to 2014, Mr. Shamir was the President, Chief Executive Officer and Director of Given Imaging Ltd., a developer of the PillCam capsule, manufacturer and marketer of diagnostic products for the visualization and detection of disorders of the gastrointestinal tract, which was acquired by Covidien PLC in early 2014. Mr. Shamir currently serves on the board of directors of Invendo Medical GmbH, a manufacturer and distributor of a single use and computer-assisted colonoscopy system.

Harriss T. Currie	United States

Chief Financial Officer

Senior Vice President, Finance

Treasurer

Mr. Currie served as Vice President, Finance, Treasurer, and Chief Financial Officer since October of 2002 and was appointed Senior Vice President, Finance (as well as CFO and Treasurer) in March 2013.

Nancy Fairchild	United States

Senior Vice President, Human Resources

Ms. Fairchild joined Luminex as Senior Director, Human Resources in March 2010. She was promoted to Vice President, Human Resources in August 2012 and then promoted to Senior Vice President, Human Resources in January 2015.

Russell Bradley	Australia

Senior Vice President, Corporate Development

Chief Marketing Officer

Mr. Bradley joined Luminex in May 2005 as Vice president of Business Development and Strategic Planning and was appointed as Senior Vice President, Corporate Development and Global Marketing in August 2013 and then promoted to Senior Vice President, Corporate Development and Chief Marketing and Sales Officer in October 2014.

Name	Citizenship	Principal Occupation or Employment and Five-Year Employment History
Richard Rew	United States

Senior Vice President, General Counsel

Corporate Secretary

Mr. Rew joined Luminex as Senior Vice President, General Counsel and Corporate Secretary in March 2015. Prior to joining Luminex, Mr. Rew served as Senior Vice President, General Counsel and Secretary at ArthroCare Corporation, a medical device company, from December 2008 until it was acquired by Smith & Nephew in 2014.

Randall Myers	United States

Senior Vice President, Global Manufacturing and Quality

Mr. Meyers joined Luminex as Senior Vice President, Global Manufacturing and Quality, in March 2015. Prior to joining Luminex, Mr. Myers accepted an early retirement from Applied Materials, Inc., a supplier of equipment services and software to enable the manufacture of semiconductor, flat panel display, glass, WEB and solar products, in 2012 and had been consulting in supply chain and manufacturing operations since that time. Prior to his retirement from Applied Materials, Mr. Myers held various positions at Applied Materials in manufacturing and operations from 1995-2012. In his final position with Applied Materials, Mr. Myers was Vice President of the Silicon Systems Group Global Planning & Business Operations.

Nachum Shamir	United States and Israel

Director

Mr. Shamir joined Luminex in October 2014 as President and Chief Executive Officer and was elected to our Board. From 2006 to 2014, Mr. Shamir was the President, Chief Executive Officer and Director of Given Imaging Ltd., a developer of the PillCam capsule, manufacturer and marketer of diagnostic products for the visualization and detection of disorders of the gastrointestinal tract, which was acquired by Covidien PLC in early 2014. Mr. Shamir currently serves on the board of directors of Invendo Medical GmbH, a manufacturer and distributor of a single use and computer-assisted colonoscopy system.

Thomas W. Erickson	United States

Director

Mr. Erickson has served as a member of the Board of Directors since May 2004. He is currently chairman of the board of Western Dental Services, Inc., a dental practice management company. Previously, he served as an interim Chief Executive Officer of Western Dental Services, Inc. and as a Senior Advisor to New Mountain Capital, LLC, a private equity firm, chairman of Inmar, Inc., a reverse logistics and revenue recovery company, chairman and interim president of National Medical Health Card Systems, Inc., a pharmacy benefits manager, chairman of the board of PATHCare, Inc., an operator of long term care facilities, chairman of the board of TransHealthcare, Inc., a health care services company, chairman and interim president and chief executive officer of LifeCare Holdings,

Name	Citizenship	Principal Occupation or Employment and Five-Year Employment History

Inc., an operator of long-term acute care hospitals, and interim president and chief executive officer and director of Omega Healthcare Investors, Inc., a healthcare focused real estate investment trust. Mr. Erickson was also co-founder, president and chief executive officer of CareSelect Group, Inc., a physician practice management company. Mr. Erickson currently serves on the board of directors of American Renal Holdings, Inc., a national provider of kidney dialysis services.

Robert J. Cresci	United States

Director

Mr. Cresci has served as a member of the Board of Directors since December 1996. He has been a Managing Director of Pecks Management Partners Ltd., an investment management firm, since September 1990. Mr. Cresci currently serves on the boards of directors of j2 Global Communications, Inc., a provider of outsourced, value-added messaging and communications services and OFS Capital Corporation, a business development company. Within the past five years, Mr. Cresci has served on the board of directors of Sepracor Inc., a research-based pharmaceutical company, and SeraCare Life Sciences, Inc., a provider of a broad scope of biological products and services.

Dr. Steven L. Eck	United States

Director

Dr. Eck has served as a member of the Board of Directors since March 2016. Dr. Eck has been the Vice President, Oncology Medical Sciences of Astellas Pharma Global Development, a global pharmaceutical company, since 2011. Prior to joining Astellas Pharma Global Development, Dr. Eck was the Vice President, Translation Medicine & Pharmacogenomics at Eli Lilly, a global pharmaceutical company, from 2007-2011.

Fred C. Goad, Jr.	United States

Director

Mr. Goad has served as a member of the Board of Directors since September 1997. Since August 2001, he has been a member in Voyent Partners, L.L.C., a private investment company. Mr. Goad is also on the Board of Directors of Safe Orthopedics, a medical device company focused on products for use in spinal surgery.

Jim D. Kever	United States

Director

Mr. Kever has served as a member of the Board of Directors since December 1996. He is a founding member of Voyent Partners, L.L.C., a private investment company. Mr. Kever serves on the boards of directors of 3D Systems Corporation, a provider of 3-D printing, rapid prototyping and manufacturing solutions, and Tyson Foods, Inc., and has served as a director of ACI Worldwide, Inc., a payment systems company, and Emdeon Corporation, a provider of revenue and payment cycle solutions.

Name	Citizenship	Principal Occupation or Employment and Five-Year Employment History
Jay B. Johnston	United States

Director

Mr. Johnston has served as a member of the Board of Directors since February 2005. From 2001-2013, Mr. Johnston served as Chairman of QuesTek Innovations, LLC, a privately-held company that designs and markets high tech materials.

G. Walter Loewenbaum II	United States and Germany

Director

Mr. Loewenbaum has served as a member of the Board of Directors since May 1995 and as Chairman of the Board of Directors since September 2002. Mr. Loewenbaum also has served as chairman of the board of directors of 3D Systems since September 1999, and was previously chairman of the board of directors of Envoy Corporation, a provider of electronic transaction processing services for the healthcare industry.

Kevin M. McNamara	United States

Director

Mr. McNamara has served as a member of the Board of Directors since May 2003. In addition, he provided financial and strategic consulting services to the Company from October 2001 through December 2002. Since February 2015, Mr. McNamara has served as chief executive officer of Censeo Health LLC, a provider of prospective health risk assessments for health plans and healthcare delivery organizations. Mr. McNamara currently serves on the board of directors of Tyson.

Edward A. Ogunro, Ph.D	United States

Director

Dr. Ogunro has served as a member of our Board of Directors since May 2009. Within the past five years, Dr. Ogunro served on the board of directors of Applied NeuroSolutions, Inc., a company focused on the development of an integrated portfolio of products for the treatment and diagnosis of Alzheimer’s Disease.

PURCHASER

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser. Except as otherwise noted, positions specified are positions with Luminex and as of June 2, 2016. For all occupation or employment at Purchaser, the business address is 12212 Technology Boulevard, Austin, Texas 78727. Purchaser’s telephone number at such address is (512) 219-8020.

Name	Citizenship	Principal Occupation or Employment and Five-Year Employment History
Nachum Shamir	United States and Israel

President

Director

Mr. Shamir was appointed President and Director of Purchaser when Purchaser was organized on May 5, 2016. He joined Luminex in October 2014 as President and Chief Executive Officer and was elected to our Board. From 2006 to 2014, Mr. Shamir was the President, Chief Executive Officer and Director of Given Imaging Ltd., a developer of the PillCam capsule, manufacturer and marketer of diagnostic products for the visualization and detection of disorders of the gastrointestinal tract, which was acquired by Covidien PLC in early 2014. Mr. Shamir currently serves on the board of directors of Invendo Medical GmbH, a manufacturer and distributor of a single use and computer-assisted colonoscopy system.

Richard Rew	United States

Vice President

Corporate Secretary

Director

Mr. Rew was appointed Vice President and Corporate Secretary of Purchaser when Purchaser was organized on May 5, 2016. He joined Luminex as Senior Vice President, General Counsel and Corporate Secretary in March 2015. Prior to joining Luminex, Mr. Rew served as Senior Vice President, General Counsel and Secretary at ArthroCare Corporation, a medical device company, from December 2008 until it was acquired by Smith & Nephew in 2014.

Harriss T. Currie	United States

Treasurer

Director

Mr. Currie was appointed Vice President and Corporate Secretary of Purchaser when Purchaser was organized on May 5, 2016. He served as Vice President, Finance, Treasurer, and Chief Financial Officer of Luminex since October of 2002 and was appointed Senior Vice President, Finance (as well as CFO and Treasurer) in March 2013.

Manually signed facsimiles of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Nanosphere or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

If delivering by first class, registered or certified mail:	If delivering by hand or courier (until 5:00 P.M. Eastern Daylight Time on June 29th, 2016):
American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Any questions or requests for assistance may be directed to the Information Agent at the telephone number and address set forth below. Requests for additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, NY 10022

Call Toll Free: (888) 750-5834

from the U.S. and Canada

Banks and Brokers Call Collect: (212) 750-5833